Exhibit 99.1

National Grid 2021/22 Half Year Results Statement

London | 18 November 2021:
National Grid, a leading energy transmission and distribution company, today announces its Half Year results.

nationalgrid

Report for the period ended
30 September 2021

John Pettigrew
Chief Executive

"I'm very pleased with the Group's financial, strategic and regulatory progress in the last six months. In the UK, we have made a strong start to the new RIIO-T2 period in electricity transmission, and we are preparing our business plan submission for WPD. In the US, we have completed a full refresh of rates across our distribution businesses. In National Grid Ventures, we commissioned the North Sea Link, our new interconnector to Norway.

Whilst delivering this strong performance, we have completed our acquisition of WPD, launched the process to sell a majority stake in National Grid Gas and the sale of our Rhode Island business is on track to be finalised by the end of our financial year, progressing our strategic pivot towards higher growth electricity, all made possible by the commitment of our people.

Looking ahead, the new organisational structure that we have implemented, alongside a major cost efficiency programme, will ensure we are in a strong position to capitalise on the significant growth opportunities ahead. Our focus will be on delivering critical and green investment to enable the decarbonisation of power, transport and heat, and lead a clean, fair and affordable energy transition across the jurisdictions we serve."

Financial Summary
Six months ended 30 September: continuing operations[1]

	Statutory results			Underlying[2]		
Unaudited	**2021**	2020	% change	**2021**	2020	% change
Operating profit (£m)	**1,492**	960	55 %	**1,407**	959	47 %
Profit before tax (£m)	**1,083**	583	86 %	**990**	566	75 %
Earnings per share (p)	**10.5**	14.0	(25)%	**22.8**	13.7	66 %
Dividend per share (p)	**17.21**	17.00	1 %	**17.21**	17.00	1 %
Capital investment (£m)	**2,840**	2,465	15 %	**2,840**	2,465	15 %

1. Excluding UK Gas Transmission which is held as a discontinued operation. Comparative figures have been re-presented accordingly.
2. 'Underlying' represents statutory results from continuing operations, but excluding exceptional items, remeasurements and timing. Further detail and definitions for all alternative performance measures are provided on page 56.

Highlights

- **Strong financial delivery**
  - Underlying operating profit up 47% to £1.4bn. Excluding the first time contribution of £257m from Western Power Distribution (WPD), underlying operating profit was up 20% driven by the first six months of operations at IFA2, reduced impact from COVID-19 compared to the prior year, and higher UK Electricity Transmission net revenue as we accelerate our investment for the energy transition at the start of RIIO-T2.
  - Statutory operating profit up 55% to £1.5bn, including £350m of commodity mark-to-market gains.
  - Underlying EPS for continuing operations up 66% to 22.8p reflecting improved performance, acquisition of WPD and non-treasury interest benefits in the first half.
  - Statutory EPS of 10.5p, down 25% as a result of the remeasurement of deferred tax balances at the new UK rate of 25% which comes into effect from 1 April 2023.
  - Interim dividend 17.21p/share in line with policy (17.00p/share in the prior period).

- **Significant capital investment**
  - Capital investment of £2.8bn for continuing operations, up 15% principally through WPD capex, and higher UK Electricity Transmission, partially offset by lower capital investment in NGV as our £350m IFA2 interconnector became operational.
  - Work completed on the 1,400MW North Sea Link (NSL) to Norway, following our £620m investment.

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National Grid 2021/22 Half Year Results Statement 2 Highlights continued • Strategic pivot towards higher growth electricity ◦ Completed WPD acquisition. ◦ Rhode Island sale and majority stake sale in National Grid Gas on track. • Good regulatory progress ◦ Finalised our CMA appeal process for RIIO-T2, which saw the removal of the outperformance wedge. ◦ Targeting to deliver 100 basis points of operational outperformance on average through the five-year period in UK Electricity Transmission. ◦ New rate agreements for KEDNY-KEDLI and Massachusetts Gas. Joint Proposal for Niagara Mohawk submitted, expecting approval by end of the calendar year. • New organisational structure and efficiency programme ◦ Implemented a new operating model with seven business units across the Group as we look to deliver the financial, customer and regulatory outcomes that will be required on the journey to net zero. ◦ New cost efficiency programme to save at least £400m per annum across the Group by the end of 3 years. • Delivering on our responsibility commitments ◦ Published our first Responsible Business Report, measuring the Group's progress against ESG targets. • Updating full year outlook ◦ Given the strong start to the year, we now expect to deliver full year underlying EPS significantly above the top end of our 5 – 7% range. This is primarily driven by early commissioning of our new NSL interconnector, coupled with higher auction prices across our interconnector portfolio, which is expected to deliver around £100 million higher operating profit.

National Grid 2021/22 Half Year Results Statement

Operational Key Performance Indicators[1]

As at and for the six months ended 30 September

(£ million)	2021	2020[2]	change %
Statutory operating profit:			
UK Electricity Transmission	541	509	6 %
UK Electricity Distribution	281	—	n/m
UK Electricity System Operator (ESO)	50	(32)	n/m
New England	252	192	31 %
New York	321	239	34 %
NGV and Other	47	52	(10)%
Total statutory operating profit (continuing)	1,492	960	55 %
Underlying operating profit:			
UK Electricity Transmission	552	487	13 %
UK Electricity Distribution	257	—	n/m
UK Electricity System Operator (ESO)	49	37	32 %
New England	247	197	25 %
New York	141	186	(24)%
NGV and Other	161	52	210 %
Total underlying operating profit (continuing)	1,407	959	47 %
Capital investment:			
UK Electricity Transmission	587	501	17 %
UK Electricity Distribution	315	—	n/m
UK Electricity System Operator (ESO)	65	47	38 %
New England	700	773	(9)%
New York	851	847	— %
NGV and Other	322	297	8 %
Total capital investment (continuing)	2,840	2,465	15 %

1. 'Underlying' represents statutory results from continuing operations, but excluding exceptional items, remeasurements and timing. Further detail and definitions for all alternative performance measures are provided on page 56.
2. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

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National Grid 2021/22 Half Year Results Statement 4 Contacts Investor Relations Nick Ashworth +44 (0) 7814 355 590 Angela Broad +44 (0) 7825 351 918 Jon Clay +44 (0) 7899 928 247 James Flanagan +44 (0) 7970 778 952 Caroline Dawson +44 (0) 7789 273 241 Peter Kennedy +44 (0) 7966 200 094 Media Molly Neal +44 (0) 7583 102 727 Surinder Sian +44 (0) 7812 485 153 Teneo Charles Armitstead +44 (0) 7703 330 269 Results presentation webcast An audio webcast with management will be held at 09:15 (GMT) today. Please use this link to join via a laptop, smartphone or tablet: https://www.nationalgridinvestorday.com/page/1899669/results. A replay of the webcast will be available soon after the event at the same link. Use of Alternative Performance Measures Throughout this release, we use a number of alternative (or non-IFRS) and regulatory performance measures to provide users with a clearer picture of the regulated performance of the business. This is in line with how management monitor and manage the business day-to-day. Further detail and definitions for all alternative performance measures are provided on page 56.

National Grid 2021/22 Half Year Results Statement

STRATEGIC OVERVIEW

A good performance in the first half

National Grid has reported good operational progress in both the UK and US for the first half of the year.

Safety continues to be a top priority across the Group, and we remain focused on ensuring the public, our employees and contractors are safe. During the period ended 30 September, our businesses have delivered a lost time injury frequency rate (LTIFR) at a level of 0.11, in line with the prior period. On reliability, our performance has remained good across our businesses despite the storm activity in the North East US in the first half of the year.

Half-year financial performance

Underlying operating profit at constant currency increased by 52% versus the prior period to £1,407 million. This was principally driven by first time inclusion of WPD and IFA2, higher UK Electricity Transmission net revenue to fund higher investment levels, and gains on investments in National Grid Partners which invests in companies innovating to accelerate the energy transition.

Underlying operating profit – continuing operations Six months ended 30 September[1]	**At actual exchange rates**			**At constant currency**	
(£ million)	**2021**	**2020[2]**	**% change**	**2020[2]**	**% change**
UK Electricity Transmission	**552**	487	13 %	487	13 %
UK Electricity Distribution	**257**	—	n/m	—	n/m
UK Electricity System Operator (ESO)	**49**	37	32 %	37	32 %
New England	**247**	197	25 %	180	37 %
New York	**141**	186	(24)%	170	(17)%
NGV and other activities	**161**	52	210 %	50	222 %
Total underlying operating profit	**1,407**	959	47 %	924	52 %

1. 'Underlying results' and a number of other terms and performance measures are not defined within accounting standards and may be applied differently by other organisations. For clarity, we have provided definitions of these terms and, where relevant, reconciliations on pages 56 to 59.
2. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

Capital investment (continuing operations) increased by £520 million at constant currency to £2,840 million. This was driven principally by capital investment at our new UK Electricity Distribution business, higher expenditure in UK Electricity Transmission on the London Power Tunnels 2 (LPT2) and Hinkley-Seabank connection projects, normalised levels of New York capex following some COVID-19 restrictions in the first half of the prior year, partially offset by lower expenditure in NGV on IFA2 and the North Sea Link (NSL) as both interconnectors became operational.

Solid progress on delivering our strategy

National Grid has continued to deliver solid progress on our strategy over the half year. Across the Group, we have completed the purchase of the UK's largest electricity distribution business, WPD, from PPL; made good progress with the sale of our Rhode Island business to PPL, which is expected to complete by the end of our financial year; launched the process for the sale of a majority stake in National Grid Gas (NGG) which includes the UK Gas Transmission and legacy metering business, and commissioned North Sea Link (NSL), the new 1,400 MW interconnector to Norway. However, we experienced a serious fire at our IFA convertor station in Sellindge, Kent, which caused significant damage to infrastructure on site. Following a detailed assessment on the 1,000MW of capacity that is offline due to fire damage, we are carrying out extensive work to safely return it to service.

We have made good progress on our regulatory strategy. During the period, we finalised the Competition and Markets Authority (CMA) appeal process for RIIO-T2 and, although we were disappointed that the CMA did not find in favour of our arguments on the cost of equity, we were pleased that the outperformance wedge has been removed. In the US, we reached a new multi-year rate settlement in our Downstate New York gas distribution businesses, KEDNY and KEDLI. In addition, we filed a Joint Proposal for new rates for our Upstate New York gas and electric distribution business, Niagara Mohawk (NIMO) which we expect the New York Public Service Commission (PSC) to approve before the end of the calendar year. We also received a rate order for our

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National Grid 2021/22 Half Year Results Statement 6 Massachusetts Gas business at the end of September, which means we have now completed a full refresh of all rates across our US distribution businesses. We have also moved to a new organisational structure to prepare the Group to deliver the opportunities that net zero and the energy transition will bring. To do this, we have removed the regional layers and have adopted a business model where seven business units1 have accountability for delivering the innovation and efficiencies specific to their areas. This means that (a) the US business is now replaced as New York and New England, (b) our two UK networks - UK Electricity Transmission and UK Electricity Distribution (WPD) - are structured along regulatory lines, (c) all our non-networks businesses are now grouped under National Grid Ventures, and (d) the UK ESO continues as a legally separate business unit. All business units are now run as end-to-end enterprises with financial responsibility with their executive teams, increasing the focus on efficient operational delivery. This increased focus has allowed us to launch a new cost efficiency programme which will target at least £400 million savings per annum across the Group2 by the end of 3 years. This will deliver a flat controllable cost base even whilst our regulated assets continue to grow by over 20% over the same period. As we deliver the new organisational structure, the cost savings programme and the separation of our Rhode Island and UK Gas Transmission businesses, we expect to incur future one-off costs of around £400 million. COVID-19 update During the half year, the business has continued to move forward following lockdowns and the impact of COVID- 19 in FY2020/21. In New York, the first half saw increased capex compared to the prior period when COVID-19 restrictions were in place, particularly on urban and customer facing work. Resumption of bill collections has begun in New England and New York. However, with collections starting earlier in Massachusetts, we have seen a more favourable impact on our bad debt charge versus New York. Work on COVID-19 cost recoveries has also progressed in both New England and New York over the last half- year. In Massachusetts, supplementary testimony has been filed by all utilities, including National Grid, quantifying the amount of COVID-19 related costs being sought for recovery. The Massachusetts COVID-19 proceeding is still in 'discovery' phase and the earliest that recovery could begin is March 2022. For Rhode Island, a filing was submitted on 30 April requesting deferral treatment for COVID-19 related costs, including increases in bad debt expenses, lost revenue from late payment charges, and charges for other fees that the Company has waived pursuant to the orders of the Public Utilities Commission (Rhode Island regulator). In New York, whilst we continued to experience a rise in bad debt, the state-wide pause on collections ended in July. In consultation with the New York Public Service Commission and peer utilities, collection activities commenced in September 2021. In addition, in September, a Regular Arrears Supplement programme was launched by New York State, assisting customers who received heating assistance during the year. To date, we have received $27 million of grants on behalf of our customers and we expect that to continue into the second half of the financial year. By the end of calendar year 2021, we also expect to have visibility into the state-wide arrears management programme and how State/Federal assistance will be administered. Along with continued collection activities, we expect this will provide further upside to addressing late stage arrears. Our responsible business – delivering on our commitments We continue to be vocal advocates for a fair and equitable energy transition across wider public policy. This is a key part of the Group's strategy, and we remain committed to the critical role of enabling decarbonisation across our jurisdictions. National Grid proudly served as a principal partner at COP26 in Glasgow and we welcomed the commitments agreed at COP26 from both governments and businesses. We are ready to play our part in transforming commitment into action to enable a fair energy transition. In June, we published our first Responsible Business Report (RBR) covering the financial year to 31 March 2021. The report is the first standalone document to provide a comprehensive view of our non-financial performance across the business. It follows our Responsible Business Charter published last year which describes our long- term goals across five pillars, namely (1) the environment, (2) our communities, (3) our people, (4) the economy, and (5) governance. 1 UK Gas Transmission is also a Business Unit but is currently discontinued operations. 2 Excluding UK Electricity Distribution (WPD).

National Grid 2021/22 Half Year Results Statement 7 The RBR demonstrates how we are progressing against the commitments and ambitions that we have laid out. For example, in 2020/21 we had reduced Scope 1 and 2 emissions by 68% compared to the 1990 baseline, and Scope 3 emissions by 13% compared to a 2019 baseline. On diversity, we had reached 37.9% workforce diversity in 2020/21, up from 37.4% in the prior year, and 44.6% senior leadership diversity, up from 42.1% in the prior year. The RBR, available on our website, provides a full update on all our ESG targets and progress in 2020/21. Board changes In June, we announced the appointment of Lord Livingston Of Parkhead (Ian P. Livingston) as a Non-executive Director of the Board, effective from 1 August 2021. Ian joined the Remuneration Committee on appointment and the Audit & Risk Committee on 1 September 2021. Ian is a former FTSE 30 Chief Executive and has served in the UK Government as Minister of State for Trade and Investment. He is currently Chair of Currys PLC, having previously held that role for the fund manager, Man Group. He is also a Non-executive Director of S&P Global, where he sits on the Compensation and Leadership Development Committee and the Audit Committee. He has been a Non-executive Director of a variety of businesses including Celtic FC, Hilton Group and more recently the luxury hotels business, Belmond. In July, we announced the appointments of Tony Wood and Martha Wyrsch as Non-executive Directors of the Board, effective from 1 September 2021. On appointment Tony joined the Safety & Sustainability and the People & Governance Committees and Martha joined the Remuneration and the Safety & Sustainability Committees. Tony Wood currently serves as Chief Executive of Meggitt plc having previously joined the company as Chief Operating Officer. He previously served as President of the Aerospace division of Rolls-Royce. Martha Wyrsch has served three times as general counsel of energy and utility companies and twice as a CEO of the divisions of major energy companies. She currently serves as an independent director on the Boards of Quanta Services Inc. and First American Financial Corp and previously held Board positions at Spectris plc, Noble Energy, Spectra Energy Corporation and SPX Corporation and senior leadership positions at Sempra Energy and Vestas American Wind Technology.

National Grid 2021/22 Half Year Results Statement 8 OUTLOOK Our five-year financial framework includes WPD, our UK Electricity Distribution business, and assumes the sale of NECO (Rhode Island) completing in Q1 of Calendar Year 2022 and the sale of a majority stake of Gas Transmission being completed by the summer of 2022. Capital investment and Group asset growth We continue to expect to invest £30-£35 billion across our energy networks and adjacent businesses, in the UK and US, over the five-year period to 2025/26. In the UK, we expect around £8 billion of investment in electricity transmission for asset health, anticipatory system reinforcement to facilitate offshore generation and other new onshore system connections. In the US, we expect to invest around £10 billion in New York and around £7 billion in New England over the next five years. Over half of this will be safety related projects in our gas networks with the remainder in our electric networks such as for storm hardening and other net zero investments as well as further electric transmission investment. We expect the WPD networks to invest £4-£5 billion over the next 5 years in asset maintenance, facilitating the infrastructure for electric vehicles and directly connected generation. We expect NGV to invest £2-£3 billion over 5 years in completing the interconnector programme, additional investment in our Grain LNG terminal and in US renewable generation. As we work through our transactions, coupled with the sum of these investments, and the broad economic protection our businesses have against rising macroeconomic variables such as inflation, group asset growth is expected to be 6-8% CAGR through to 2025/26. Group gearing We continue to expect regulatory gearing to increase and to settle above 70% once all three transactions are completed. We expect gearing levels, and the other standard metrics we monitor, to sit comfortably within our current BBB+/Baa1 corporate rating band from S&P and Moody’s. As a result, we do not expect any further rating action at a Group level. Group earnings growth and dividend growth From 2020/21 through to 2025/26, we expect our compound annual growth rate in underlying earnings per share to be in the 5 – 7% range, including our long run average scrip take up of 25% per annum, which will underpin our sustainable, progressive dividend policy into the future. Given the strong start to the year, we now expect to deliver full year underlying EPS significantly above the top end of our 5 – 7% range. This is primarily driven by early commissioning of our new NSL interconnector, coupled with higher auction prices across our interconnector portfolio, which is expected to deliver around £100 million higher operating profit.

National Grid 2021/22 Half Year Results Statement 9 2021/22 FORWARD GUIDANCE This forward guidance is based on our continuing businesses (as defined by IFRS, excluding 100% of UK Gas Transmission, even though we expect to retain a minority stake) with the sale of a majority stake in National Grid Gas assumed to finalise in the next financial year. Although the sale of Rhode Island is expected to complete in the current financial year, it does not meet the criteria to be classified as discontinued under IFRS. The outlook and forward guidance contained in this statement should be reviewed, together with the forward looking statements set out in this release, in the context of the cautionary statement. UK Electricity Transmission Net Revenue (excluding timing) is expected to increase compared to 2020/21 as a result of the new RIIO-T2 price control and a benefit from CPIH indexation, but this should be offset by higher controllable and other costs as a result of increased IT and cyber spend. Excluding asset write-offs in the first half, depreciation is expected to be broadly flat year on year, following a benefit from a review of asset lives. As we complete projects started in RIIO-T1, and move in to RIIO-T2, we are targeting to deliver 100 basis points of operational outperformance on average through the five-year period. We also expect to deliver this level in the first full year of this price control due to performance on customer driven capex which straddles the RIIO-T1 and RIIO-T2 periods. UK Electricity Distribution Following the acquisition of WPD which closed on 14 June 2021, operating profit (excluding timing) will be included for the 9½ months of 2021/22 it has been owned. The Electricity Distribution business is not highly seasonal, with a H1 weighting in a typical full year of between 45-50%. Under the RIIO-D1 price control, Return on Equity is expected to outperform the allowed operational regulatory return by over 150bps. UK Electricity System Operator (ESO) Net Revenue (excluding timing) is expected to increase by around £70 million compared to 2020/21 as a result of the new RIIO-2 price control and also improved incentive performance. The higher revenue includes rate funding for workload increase, more employees and IT system requirements needed to deliver RIIO-2 outputs. As a result, costs are expected to increase by around £50 million. Depreciation is expected to be around £20 million higher as a result of asset growth. Under the RIIO-2 price control, totex in ESO is no longer subject to the totex incentive mechanism and is treated as a pass-through, with cost increases or efficiencies trued-up the following year. New England Net Revenue (excluding timing) is expected to be around $50 million higher from expected rate increases in Massachusetts Gas following a move to performance based regulation and benefits from capital trackers. Bad debts and controllable costs are expected to be around $100 million lower than 2020/21, due to lower levels of non-payment as a result of COVID-19 and as a result of ongoing efficiencies, but partly offset by $50 million higher other costs (property taxes and cost of removal). We expect depreciation to be lower in 2020/21, despite asset growth, as a consequence of the cessation of depreciation of Rhode Island which is now classified as ‘held for sale’ in accordance with IFRS ($100 million benefit). This guidance reflects completion of the proposed Rhode Island sale on 31 March 2022. Return on Equity for New England is expected to be at least 80% of the allowed RoE. For comparability, New England's estimated underlying operating profit for the year to 31 March 2021 was £727 million. New York Net Revenue (excluding timing) is expected to be around $170 million higher, reflecting increases from proposed rate settlements, but this is expected to be offset by increased environmental reserves, higher cost of removal activity and higher other costs (funded by higher revenues). Bad debts are expected to be around $100

National Grid 2021/22 Half Year Results Statement 10 million lower than the high level in 2020/21 as a result of COVID-19. We expect depreciation to be higher in 2020/21 by around $80 million reflecting the higher level of asset growth. Return on Equity for New York is expected to be at least 95% of the allowed RoE. For comparability, New York's estimated underlying operating profit for the year to 31 March 2021 was £722 million. NGV and Other activities In NGV, as a result of IFA2 contributing for a full year in 2021/22, North Sea Link (NSL) commencing operations in October 2021, and the increase in auction prices across our interconnector portfolio, operating profit is expected to be around £100 million higher than in 2020/21. We also expect other activities' underlying operating profit to be higher year-on-year driven by increased activity in our Commercial Property business, which is expected to return to their 2019/20 level of performance and expected fair value gains in National Grid Partners year on year. In total, 'NGV and Other' operating profit is expected to increase by around £200 million year on year. For comparability, 'NGV and Other' estimated operating profit for the year to 31 March 2021 was £118 million. Joint Ventures and Associates Our share of the profit after tax of joint ventures and associates in the second half is expected to be similar to the first half, reflecting higher property sales from the St William joint venture and improved performance in BritNed and NEMO. Interest and Tax (continuing operations) Net finance costs in 2021/22 for treasury managed interest are expected to be around £300 million higher than 2020/21 from a higher RPI inflation and a higher average level of net debt, as a result of the acquisition of WPD in addition to funding our ongoing capital investment programme. Partly offsetting this, ‘other interest’ is expected to be around £100 million favourable compared to 2020/21, related to pensions, higher investment returns, increased capitalised interest and favourable property tax settlements. For the full year 2021/22, the underlying effective tax rate excluding the share of post-tax profits from joint ventures and associates, is expected to be around 21%. For comparability, estimated net finance costs for the year to 31 March 2021 were £865 million. Investment, Growth and Net Debt Overall Group capital investment for continuing operations in 2021/22 is expected to be around £6.5 billion. Asset Growth is expected to be higher than 2020/21, reflecting the significant increase in capex along with higher inflation compared to the prior year. As a result, we expect to temporarily exceed the top end of our 6-8% forecast range. Depreciation is expected to increase, reflecting the impact of continued high levels of capital investment. Operating cashflow generated from continuing operations (excluding acquisitions, disposals and transaction costs) is expected to increase by around 30% compared to 2020/21 principally driven by higher operating profits, after accounting for the non-cash impact of depreciation. Net debt is expected to remain consistent with the level at 30 September (excluding the impact of FX movements) at around £41.5bn at 31 March 2022 including the expected benefit of the Rhode Island disposal proceeds. Weighted average number of shares (WAV) is expected to increase from 3,523 million last year to approximately 3,600 million in 2021/22.

National Grid 2021/22 Half Year Results Statement

FINANCIAL REVIEW – HY2021/22

In managing the business, we focus on various non-IFRS measures which provide meaningful comparisons of performance between years, monitor the strength of the Group's balance sheet as well as profitability, and reflect the Group's regulatory economic arrangements. Such alternative and regulatory performance measures are supplementary to, and should not be regarded as a substitute for, IFRS measures which we refer to as statutory results. We explain the basis of these measures and, where practicable, reconcile these to statutory results in 'Alternative performance measures/non-IFRS reconciliations' on pages 56 to 59. The Group does not believe that these measures are a substitute for IFRS measures, however, the Group does believe such information is useful in assessing the performance of the business on a comparable basis. Also, we distinguish between adjusted results, which exclude exceptional items and remeasurements, and underlying results, which further take account of: (i) volumetric and other revenue timing differences arising from our regulatory contracts, and (ii) major storm costs which are recoverable in future periods, neither of which give rise to economic gains or losses.

Performance for the six months ended 30 September

Financial summary for continuing operations

(£ million)	2021	2020[1]	change %
Statutory results			
Operating profit	1,492	960	55 %
Profit after tax	376	492	(24)%
Earnings per share (pence)	10.5	14.0	(25)%
Interim dividend per share (pence)	17.21	17.00	1 %
Alternative performance measures:			
Adjusted operating profit	1,303	872	49 %
Adjusted profit after tax	738	416	77 %
Underlying operating profit	1,407	959	47 %
Underlying profit after tax	813	483	68 %
Adjusted earnings per share (pence)	20.7	11.8	75 %
Underlying earnings per share (pence)	22.8	13.7	66 %
Capital investment	2,840	2,465	15 %

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

Statutory operating profit was £1,492 million, 55% higher than the comparative period. Commodity remeasurement net gains were £350 million compared to £73 million in the first six months of last year. In the current year, we incurred exceptional charges of £24 million for the implementation of our new operating model and £137 million of transaction costs related to the acquisition of WPD and the planned disposals of our Rhode Island and UK Gas Transmission businesses. In the prior period, a £15 million exceptional gain arose from the release of US environmental provisions. An exceptional deferred tax charge of £484 million was recognised in the period, as a result of the UK government's substantive enactment of a 6% increase in the UK corporation tax rate to 25% (effective from 1 April 2023). As a consequence of these, partly offset by higher remeasurement gains on commodity derivatives, statutory profit after tax was down 24% against the comparative period.

Excluding exceptional items and remeasurements, adjusted operating profit increased by £431m or 49%. The acquisition of WPD on 14 June 2021 contributed £281 million towards this in the first half. Revenues (net of pass-through costs) were £558 million higher. In the UK, RIIO-T2 commenced, in New York rate case increases came into effect, and we saw a full six months' contribution from our IFA2 interconnector in NGV. The impact of COVID was less, with a smaller impact on revenues, lower bad debts in the US and fewer incremental costs compared to the same period in 2020/21. Depreciation was higher from our ongoing investment programme. Other costs were higher, principally related to delivering outputs as agreed with our regulators. As a result of these factors, partly offset by higher net interest costs from inflation and additional debt used to finance the acquisition of WPD, adjusted profit after tax was up 77% compared to the prior period.

Timing net under-recoveries were £104 million in the first six months compared to £83 million under-recovery (at constant currency in the prior year). Excluding the impact of timing, underlying operating profit of £1,407 million was up 47% and underlying EPS of 22.8p was up 66% against the comparative period.

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National Grid 2021/22 Half Year Results Statement

Reconciliation of different measures of profitability and earnings

The table below reconciles our statutory profit measures for continuing operations, at actual exchange rates, to adjusted and underlying versions.

Reconciliation of profit and earnings from continuing operations

	Operating profit		Profit after tax		Earnings per share (pence)	
(£ million)	2021	2020[1]	2021	2020[1]	2021	2020[1]
Statutory results	**1,492**	**960**	**376**	**492**	**10.5**	**14.0**
Exceptional items and remeasurements	(189)	(88)	362	(76)	10.2	(2.2)
Adjusted results	**1,303**	**872**	**738**	**416**	**20.7**	**11.8**
Timing	104	87	75	67	2.1	1.9
Major storm costs	—	—	—	—	—	—
Underlying results	**1,407**	**959**	**813**	**483**	**22.8**	**13.7**

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

Segmental income statement

The following tables set out the income statement on adjusted and underlying bases.

Segmental analysis for continuing operations

	Adjusted			Underlying		
£ million	2021	2020[1]	change %	2021	2020[1]	change %
UK Electricity Transmission	550	509	8 %	552	487	13 %
UK Electricity Distribution	281	—	n/m	257	—	n/m
UK Electricity System Operator (ESO)	63	(32)	n/m	49	37	32 %
New England	126	167	(25)%	247	197	25 %
New York	122	176	(31)%	141	186	(24)%
NGV and Other	161	52	210 %	161	52	210 %
Total operating profit	**1,303**	**872**	**49 %**	**1,407**	**959**	**47 %**
Net finance costs	(475)	(431)	10 %	(475)	(431)	10 %
Share of post-tax results of joint ventures and associates	58	38	53 %	58	38	53 %
Profit before tax	**886**	**479**	**85 %**	**990**	**566**	**75 %**
Tax	(148)	(63)	135 %	(177)	(83)	113 %
Profit after tax	**738**	**416**	**77 %**	**813**	**483**	**68 %**
EPS (pence)	**20.7**	**11.8**	**75 %**	**22.8**	**13.7**	**66 %**

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

UK Electricity Transmission adjusted operating profit increased compared to the same period in 2020/21 primarily driven by higher revenues related to higher totex funding under the RIIO-T2 price control. A £24 million adverse swing in timing recoveries (higher pass-through costs and lower collection of prior period under-recoveries) and higher controllable costs were mostly offset by the adverse impact of COVID in the previous period. Depreciation was broadly flat as a result of a beneficial review of asset lives during the year.

UK Electricity Distribution comprises the WPD businesses acquired on 14 June 2021. Post-acquisition results for the period reflect purchase price allocation adjustments to the book value of assets and liabilities acquired, mainly impacting depreciation and the amortisation of customer contributions towards capital investment. The electricity distribution business contributed £281 million to adjusted operating profit, which includes a favourable £24 million timing recovery for the 3.5 months owned.

UK Electricity System Operator adjusted operating profit was £63 million compared to a loss of £32 million in the prior period, principally arising from an £83 million year on year timing swing. This was driven by significant TNUoS under-collections in the prior period and other favourable regulatory timing in the current year. Excluding

12

National Grid 2021/22 Half Year Results Statement 13 timing, higher revenues were partly offset by increased controllable costs to deliver outputs and higher depreciation. New England adjusted operating profit was £27 million lower (on a constant currency basis) than the prior period as the result of a £94 million swing in timing. This was caused by a £121 million net under-recovery in the current period, related to higher gas prices and an under-collection of energy efficiency and other programme costs including residential assistance and solar Massachusetts. Higher revenues from Massachusetts Electric PBR rate increases were more than offset by increased workload, higher storm costs, property taxes and cost of removal. Bad debts were lower with higher cash collections following the resumption of collection activities in the first half. Depreciation was lower as a consequence of our Rhode Island business being treated as 'held for sale' meaning it is no longer depreciated. New York adjusted operating profit was £39 million lower (on a constant currency basis) than the same period last year. Rate increases in Niagara Mohawk and in KEDNY and KEDLI along with a favourable property tax settlement were more than offset by increased environmental provisions and storm costs. Bad debt provisions were lower than the comparative period, driven by a reduced economic impact from COVID on collections in the current period, but depreciation was higher as a result of continued investment. Operating profit in NGV and Other activities increased by £109 million compared to the same period in 2020/21. Our IFA2 interconnector contributed £42 million to the current year having commenced operations in January 2021. Our other IFA interconnector also benefited from higher revenues, but this was offset by a write-down for assets damaged by a fire at Sellindge in September which has resulted in an unplanned outage. Benefits arose from fair value gains on our NG Partners investment portfolio and the release of an aged liability related to historical balances for unclaimed dividends in the Group. Discontinued operations comprise our UK Gas Transmission and metering operations in National Grid Gas plc, on the basis that we are expecting to dispose of a majority stake in this business within the next 12 months. Financing costs and tax Net finance costs Adjusted net finance costs for continuing operations were £44 million higher than the prior period. This was primarily due to higher inflation on RPI-linked debt, along with the impact of the acquisition of WPD and new financing requirements to fund our ongoing capital investment programme. These were partly offset by favourable interest on net pension assets, more capitalised interest (increased level of capex projects in the construction phase) and increases in other interest (including favourable property tax settlements in the US). The effective interest rate on treasury managed debt was 3.1%, compared to 3.3% for the first six months of 2020/21. Joint ventures and associates The Group’s share of net profits from joint ventures and associates increased by £20 million year on year on an adjusted basis, driven by increased performance in Nemo Link. On a statutory basis, it increased by £11 million to £41 million, which also included fair value losses on derivatives in our Emerald joint venture. Tax The adjusted effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 17.9% (prior year 14.3%) at the half year and the underlying effective tax rate for continuing operations (excluding profits from joint ventures and associates) was 19.0% (prior year 15.7%). The effective tax rates for this year are higher than in the prior period primarily due to the change in the profit mix following the acquisition of WPD. Net debt During the first six months of the year, net debt increased to £41.5 billion, £13.0 billion higher than at 31 March 2021. This increase was driven by the acquisition of WPD on 14 June 2021, which was financed by an £8.2 billion loan to purchase the equity shares from PPL for consideration of £7.9 billion and to replace £350 million of borrowing facilities that expired on change of control. In line with the requirements of IFRS acquisition accounting, the acquired net debt in WPD was fair valued upwards by £1.6 billion to £8.2 billion, reflecting current market rates. Cash generated from operations of £2.0 billion was more than offset by £2.6 billion of cash outflows for capital investment, £1.1 billion paid in dividends, interest and tax and £0.6 billion of adverse exchange movements and other non-cash increases to opening net debt. Closing net debt at 30 September 2021 excludes £5.0 billion related to net debt within our UK Gas businesses, which has been reclassified to 'held for sale' from 1

National Grid 2021/22 Half Year Results Statement 14 September. Consistent with the treatment at 31 March 2021, net debt of £1.1 billion related to Rhode Island is also classified in 'held for sale'. During the period we raised over £2.3 billion of new long-term senior debt to refinance maturing debt and to fund a portion of our significant capital programme. We also drew down on a facility of £8.2 billion for the acquisition of WPD. The new bonds issued include further borrowings under our Green Financing Framework. As at 30 September 2021, we have £7.2 billion of committed facilities available for general corporate purposes of which £0.3 billion is currently drawn down within WPD and all of which have expiry dates beyond January 2023. There are no significant updates relating to credit agency actions. National Grid's balance sheet remains robust, with strong investment grade ratings from Moody's, Standard & Poor's (S&P) and Fitch. Interim Dividend The Board has approved an interim dividend of 17.21p per ordinary share ($1.1573 per American Depositary Share). This represents 35% of the total dividend per share of 49.16p in respect of the last financial year to 31 March 2021 and is in line with the Group’s dividend policy. The interim dividend is expected to be paid on 19 January 2022 to shareholders on the register as at 3 December 2021. The Board decided in March that, to reflect the move from RPI to CPIH in our UK regulated businesses, the aim from 2021/22 will be to grow the annual dividend per share in line with UK CPIH, thus maintaining the dividend per share in real terms. The Board will review this policy regularly, taking into account a range of factors including expected business performance and regulatory developments. The scrip dividend alternative will again be offered in respect of the 2021/22 interim dividend. As previously announced, we do not expect to buy back the scrip shares issued during 2021/22.

National Grid 2021/22 Half Year Results Statement

GROWTH

A balanced portfolio to deliver asset and dividend growth

National Grid seeks to create value for shareholders through developing a balanced portfolio of businesses that offer an attractive combination of asset growth and cash returns.

£2.8 billion of capital investment for continuing operations across the Group

We continued to make significant investment in energy infrastructure in the first six months of the year. Capital investment across the Group was £2,840 million, an increase of £520 million (22%) compared to the first half of 2020/21 at constant currency.

Group capital investment (continuing operations)
Six months ended 30 September

	At actual exchange rates			At constant currency	
(£ million)	**2021**	**2020[1]**	**% change**	**2020[1]**	**% change**
UK Electricity Transmission	**587**	501	17 %	501	17 %
UK Electricity Distribution	**315**	—	n/m	—	n/m
UK Electricity System Operator (ESO)	**65**	47	38 %	47	38 %
New England	**700**	773	(9)%	707	(1)%
New York	**851**	847	— %	775	10 %
NGV and other activities[2]	**322**	297	8 %	290	11 %
Group capital investment - continuing	**2,840**	2,465	15 %	2,320	22 %

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.
2. NGV and other activities capital investment includes equity and financing in joint ventures and associates, and investment in National Grid Partners but excludes £25 million of equity contributions to the St William property joint venture for 2021 (there were no equity contributions in 2020).

UK Electricity Transmission invested £587 million for the first six months of the year, an increase of £86 million on the prior period, driven by further investment in the London Power Tunnels 2 project and Hinkley Seabank connection. For UK Electricity Distribution (WPD), capital investment stood at £315 million during the first half, with expenditure for the Electricity System Operator reaching £65 million, an increase of £18 million over the same period driven by higher IT expenditure for RIIO-2.

Investment in New York was £851 million, an increase of £76 million over the prior period at constant currency. This was driven principally by higher expenditure compared to the same period last year when the initial impact of COVID-19 meant a minor delay to capex deployment. For New England, investment reached £700 million, a slight decrease on the prior period of £7 million, although the capital deployment plan remains on track.

Investment in NGV and other activities during the period was £322 million, £32 million higher than the prior period on a constant currency basis. This was principally driven by increased expenditure at Grain on the Capacity 25 project, partially offset by lower spend on IFA2 as it became operational.

15

National Grid 2021/22 Half Year Results Statement 16 BUSINESS REVIEW UK Electricity Transmission Operationally, our UK Electricity Transmission business has continued to deliver good levels of performance and our capital investment programme has continued as expected. Capital investment reached £587 million, up £86 million on the prior period. Of this investment, £200 million was driven by load related expenditure, and £387 million by non-load related expenditure. The increase on the prior period was principally driven by higher spend on London Power Tunnels 2, the Hinkley Seabank connection, and accelerated expenditure on the Dorset Visual Impact Provision Project (VIP), partly offset by lower spend on our Smartwires investment where projects are in the latter stages of delivery. In August, the Competition and Markets Authority (CMA) published its provisional determination in relation to the RIIO-T2 price control. This followed the Board's decision in March to submit a technical appeal to the CMA focused on the cost of equity and outperformance wedge. We were pleased to note that the CMA found in favour of the technical arguments on the outperformance wedge, although we were disappointed that it did not find in favour on the cost of equity. The CMA published its final determination in October which confirmed the findings in its provisional determination. This means that the change to the real level of return, with the removal of the outperformance wedge, will be applied retrospectively to the beginning of the current price control to keep us whole financially. We are on track to deliver the agreed regulatory outputs in our first year of RIIO-T2. In addition, we have secured over £100 million of reopener allowances in the first six months of FY22 for further works at the Bengeworth Road site of the London Power Tunnels 2 project, where we are building a new substation and headhouse. This represents 98% of our requested amount. Discontinued Operations - UK Gas Transmission Operationally, our UK Gas Transmission business has continued to deliver good levels of performance and our capital investment programme has continued as expected. Higher net revenue of £214 million during the first half of the year is largely driven by the change in the capacity pricing regime which came into effect in October 2020 removing seasonal variations. As a result, after adjusting for £71 million favourable year on year timing swing, operating profit (excluding exceptional items and timing) of £332 million is £144 million higher than the comparative period. Capital investment reached £131 million, up £36 million on the prior period. The increase on the prior period was principally driven by higher spend on Asset Health, the Peterborough & Huntington compressor projects, and enhanced expenditure on Cyber related projects, all of which is partly offset by lower spend on Feeder 9. Alongside our UK Electricity Transmission business, UK Gas Transmission will also benefit from the removal of the outperformance wedge following the Final Determination by the CMA. This will be applied retrospectively to the beginning of the current price control to keep us whole financially. We are on track to deliver the agreed regulatory outputs across the RIIO-T2 period which includes works completed in the first year to ensure overall delivery of our 5 year targets. This includes tracking Price Control Deliverables and submitting regulatory reopeners on time. UK Electricity Distribution The acquisition of WPD was completed on 14 June 2021, and consequently 3.5 months of WPD's performance is included in the Group's half-year results. WPD continues to perform well under RIIO-ED1. During the 3.5 months of ownership, capital investment reached £315 million driven principally by reinforcement and asset replacement capex. Compared to the same 3.5 months in the prior period, this was an estimated increase of around £50 million largely through lower capital investment activity in 2020 caused by UK Government restrictions as a result of COVID-19. A further 18 months remain of the RIIO-ED1 price control period (to March 2023). Looking forward, work is on- going in terms of evaluating key components of the RIIO-ED2 price control with WPD's final RIIO-ED2 business plan submission due on 1 December 2021. We anticipate Ofgem's Draft Determination in June 2022, followed by

National Grid 2021/22 Half Year Results Statement 17 the Final Determination in November/December 2022 (with RIIO-ED2 commencing in April 2023 for the five year period to March 2028). Electricity System Operator (ESO) The Electricity System Operator (ESO) has performed well during the first half of the year. Underlying net revenue was £32 million higher than the prior period, principally driven by higher base revenue. Capital investment reached £65 million in the first half, £18 million higher than prior period, driven by higher IT expenditure for RIIO-2. In the first half of the year, the ESO has focused on initiating the programmes, investments and staff recruitment (+12%) to deliver the ambitious RIIO-2 business plan and has already started to deliver benefits. During the first half, the ESO has managed well through periods of calm, settled weather. In addition, the ESO published the Winter Outlook in October against the backdrop of a tighter winter outlook in the UK, forecasting an electricity capacity margin of 6.6%, lower than last year, but well within the required Reliability Standard. New England We achieved good performance across New England during a period with significant storm activity. With Tropical Storms in the half year, the financial impact of major storms in the first half was $66 million. Given the additional storms in October, it is likely we will incur over $100 million of storm costs (in aggregate across our US businesses) which means they would be reported outside of underlying results for the full year. Capital investment in New England remains on track with £700 million deployed during the half-year, slightly lower than the prior period. In Massachusetts Gas, capital investment increased, primarily driven by increased work compared to the prior period when COVID-19 work restrictions were in place. For Massachusetts Electric, capital investment was slightly higher than the prior period, whilst expenditure on FERC assets, including New England Power, was broadly in line with the last half-year. However, lower Rhode Island capital expenditure more than offset increases in Massachusetts driven principally by permitting delays in the gas distribution business. Tropical Storms Elsa, Ida and Henri struck the North East coast during the half-year, impacting supply to a number of our customers across Massachusetts and Rhode Island. However, our field teams responded rapidly to reconnect affected customers. Almost 30,000 customers were affected by Tropical Storm Elsa, with over 95% reconnected within 5 hours. During Tropical Storm Henri, 41,000 customers were affected in Massachusetts and 107,000 in Rhode Island, with 95% of customers reconnected in 19 hours and 55 hours respectively. We have made further regulatory progress in Massachusetts during the half-year. On 30 September, we received the rate order for our Massachusetts Gas business from Massachusetts Department of Public Utilities (DPU). This followed the rate filing we made in November 2020. The order approved a five-year rate plan with new rates effective 1 October 2021. It included an allowed Return on Equity of 9.7% at an equity ratio of 53%, and a revenue increase of $72 million in the first rate year. A new Performance Based Rate Mechanism (PBRM) was approved, similar to that agreed for our Massachusetts Electric business in 2019. The mechanism will fund both capital and operational expenditure across the duration of the rate plan, ensuring inflation is factored into the cost base each year. In July, we filed our second four-year Massachusetts Electric Grid Modernization Plan (the GMP) together with a five-year strategic plan. The GMP includes 'grid-facing' investments of $312 million such as Volt-Var optimization (which helps to reduce losses and minimise demand across the distribution network), and Advanced Metering Infrastructure (AMI) investment of almost $400 million which would see the full-scale implementation across our customer base. The GMP will help advance National Grid’s and Massachusetts’ shared clean energy goals, meets the Company's regulatory obligation to make progress on the DPU's objectives for grid modernization, and creates a significant investment opportunity for the Company. We are awaiting DPU approval on the filing in summer 2022. Also in July, we filed our Massachusetts Phase 3 Electric Vehicle (EV) proposal with the DPU. The filing is the largest and most comprehensive EV proposal we have made in the State and puts forward $275 million of programmes over four years. The filing proposes 7,500 public and workplace EV ports, up to 24,000 residential EV ports for home charging and 175 fleet assessments to assist businesses in converting their vehicles to electric including 600 EV ports. It also includes targeted proposals for low income customers and environment justice communities. We anticipate approval of the filing in Q3 2022 calendar year.

National Grid 2021/22 Half Year Results Statement 18 New York Our New York business delivered good performance during the half year. Our capital investment programme in New York remains on track with £851 million deployed during the half year, an increase of £76 million at constant currency compared to the prior period. Of this, capital investment for KEDNY-KEDLI increased on the prior period, principally because of COVID-19 restrictions being in place, affecting the capital investment programme during part of the previous half year. Capital investment at Niagara Mohawk (NIMO) increased on the prior period driven by accelerated system reinforcement and asset replacement work. We have continued to make good progress on regulatory rate filings in New York. In May, National Grid, the Department of Public Service Staff, and other settling parties filed a Joint Proposal for a multi-year rate settlement for our Downstate New York natural gas distribution businesses, KEDNY and KEDLI. The New York Public Service Commission approved the proposal in August and rates became effective on 1 September. The agreement is a three-year settlement retroactive to April 2020. It includes an allowed RoE of 8.8% at an equity of 48%, with $3.3 billion of capex allowed across the rate plan to continue the investment in network safety, reliability, and replacing ageing pipe. In addition, the settlement includes funding to support our Future of Heat programmes, including (a) further funding for our Renewable Natural Gas (RNG) plant at Newtown Creek where we will capture biogas, upgrade it to pipeline natural gas, and inject it into KEDNY's distribution system, (b) a hydrogen blending study to consider the necessary requirements to prepare the gas system for hydrogen, with a grant from the New York State Energy Research and Development Authority (NYSERDA) funding a portion of the study, and (c) geothermal non-pipe alternatives, where KEDNY and KEDLI will support the deployment of geothermal heating as a non-pipe alternative in their service territories, through identifying instances where planned leak prone pipe replacement projects could be avoided by deploying shared geothermal loops or individual ground and air source heat pumps to affected customers. Given the economic climate, and in the interest of maintaining affordability, the rate agreement also provided for a 0% revenue increase in Rate Year 1 and for no more than a 2% total revenue increase in Rate Years 2 and 3. We are able to achieve this by using regulatory credits of $95 million at KEDNY and $5 million at KEDLI to offset revenue requirements under the multi-year settlement. Overall, the agreement allows us to earn our allowed return, deploy capex across the businesses, all whilst minimising the impact on customer bills. In September, we submitted a Joint Proposal to the PSC to update rates at our business in Upstate New York, Niagara Mohawk (NIMO). The proposed settlement is for a three-year rate plan with new rates back-dated to July 2021. It proposes an allowed Return on Equity of 9.0% at an equity ratio of 48% and a capital investment of $3.3 billion over the term of the rate plan. The Proposal also includes provisions that support emissions reductions from the gas network, including targeted reductions in billed gas usage, programmes to promote non-heat options, leak prone pipe replacement and high emitter leak repair programmes, and energy efficiency measures. Overall, the settlement proposes investment to promote affordable, decarbonised heating, including expansion to renewable natural gas, and adopts new earnings adjustment mechanisms and incentives. A final decision from the New York Public Service Commission is expected by the end of the calendar year. In August, the independent monitor appointed to oversee our infrastructure and non-infrastructure investment in Downstate New York published a closing report that covered our progress since November 2019. This investment has continued over the last two years in expanding LNG and CNG facilities, as well as energy efficiency and other Demand Side Management measures, to ensure gas supply meets demand in the future. The monitor report described our progress delivering the distributed infrastructure approach to addressing the supply gap, as well as the results of an independent assessment that found our gas demand forecast is reasonable. The report included six new recommendations for the business, including (a) a recommendation that we file bi-annual reports on the status of the distributed infrastructure solutions, and (b) five recommendations around increasing the role of the compliance function in monitoring our execution of the supply plans and settlement-related items going forward. Progress continues on our transmission projects in Upstate New York. In May, we announced a joint development agreement with the New York Power Authority (NYPA) to develop 110 miles of transmission lines in upstate New York for a total estimated cost of $1.1 billion, of which National Grid's investment is $535 million. The project, known as the “Smart Path Connect,” will link other NYPA transmission projects in the region and unbottle existing renewable resources whilst yielding significant production cost savings, emissions reductions, and decreases in transmission congestion.

National Grid 2021/22 Half Year Results Statement 19 Future of Heat In April, we were pleased to co-author a report with the New York City Mayor's office and Con Edison titled 'Pathways to Carbon-Neutral NYC: Modernize, Reimagine, Reach.' The report looks at all sectors of the New York City economy and recommends the necessary action to reduce emissions to help meet the City's environmental targets. As part of this, it also calls for a 'reimagined' gas network that, in the longer term, will see greater levels of low carbon gas supplied to customers, particularly to those where electrification is impractical. Overall, it sees a future for the existing gas network and recognises gas, especially low carbon gas, as part of the long-term energy transition. NGV & Other During the period, work reached a conclusion on the 1,400MW North Sea Link which commenced operations in October. The 720 kilometre link, connecting Blyth in Northumberland to south-western Norway, is the world's longest undersea power cable and is a joint venture between National Grid and Statnett. It will help the UK reach its net zero target by importing hydro sourced generation from Norway, reducing UK carbon emissions by 23 million tonnes by 2030. At full capacity, it is expected to provide enough clean electricity to power 1.4 million homes. Work continues on the Viking Link between the UK and Denmark, with the interconnector on track to commission in 2023. In September, a fire at the IFA convertor station in Sellindge, Kent caused significant damage to infrastructure on- site. Following a detailed assessment on the 1,000MW of capacity that is offline due to fire damage, National Grid is carrying out extensive work to safely return it to service. Consequently, we plan to bring 500MW back to service from October 2022 and 500MW in December 2022. This will result in 2,000MW of available capacity going into next Winter. On our other interconnectors, IFA2 and NEMO continued to perform well with availabilities reaching 85% and 98% respectively in the half year. Availability on BritNed decreased to 62% compared to 96% in the prior period, driven principally by a cable fault in March 2021 with the link returning to full service in June. Grain LNG continues to perform well, with utilisation 14% higher than the prior period mainly driven by unseasonable high utilisation in Q1 of FY22, largely as a result of high and rising gas prices. Capital investment reached £36 million in the half year, an increase of £28 million on the prior period as a result of initial investment in the Capacity 25 project. In July, National Grid Renewables began operations at two Michigan solar projects - Bingham Solar and Temperance Solar. Combined, the projects produce 40MW and each has a Power Purchase Agreement (PPA) with Consumers Energy. During peak construction, 160 workers were employed, 95% of which were recruited from communities within 100 miles of each site. Additional job and economic benefits were also realised through employing local Michigan-based subcontractors. In October, New York Transco - a partnership of New York's major utilities, including National Grid Ventures - submitted a bid to install increased transmission capacity to Long Island. The bid was in response to a solicitation by the New York Independent System Operator (NYISO) in August which called for transmission solutions to transfer at least 3GW and potentially up to 6GW of offshore wind generation that is expected to be connected to Long Island over the next decade. The connections would be made between Long Island and the rest of the State. For the first half, Other activities generated an operating profit of £14 million, compared with a net loss of £31 million in for the prior period. This principally reflects current year benefits from fair value gains in NG Partners and the release of historical liabilities related to unclaimed dividends. Capital investment was £40 million, £15 million higher than last year, with an increased level of investment by NG Partners. The post-tax profit share for joint ventures was £13 million, £8 million higher primarily through gains on our share of the Energy Impact Partners investment fund.

National Grid 2021/22 Half Year Results Statement 20 APPENDIX Unless otherwise stated, all financial commentaries in this results statement are given on an underlying basis at actual exchange rates for continuing operations. Underlying represents statutory results excluding exceptional items, remeasurements, timing and major storm costs. The underlying basis is further defined on page 56. Alternative Performance Measures derived from IFRS The following are terms or metrics that are reconciled to IFRS measures and are defined on pages 56 to 59: Net revenue Adjusted profit measures Underlying results Constant currency Timing impacts Capital investment Net debt – defined in note 13 on page 49.

National Grid 2021/22 Half Year Results Statement 21 PROVISIONAL FINANCIAL TIMETABLE Date Event 18 November 2021 2021/22 half year results 2 December 2021 Ordinary shares and ADRs go ex-dividend 3 December 2021 Record date for 2021/22 interim dividend 9 December 2021 Scrip reference price announced 20 December 2021 (5pm London time) Scrip election date for 2021/22 interim dividend 19 January 2022 2021/22 interim dividend paid to qualifying shareholders 19 May 2022 2021/22 Preliminary Results 1 June 2022 Ordinary shares go ex-dividend 3 June 2022 ADRs go ex-dividend 6 June 2022 Record date for 2021/22 final dividend 10 June 2022 Scrip reference price announced 11 July 2022 2022 AGM 20 July 2022 (5pm London time) Scrip election date 17 August 2022 2021/22 final dividend paid to qualifying shareholders

National Grid 2021/22 Half Year Results Statement 22 CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid's (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as 'aims', 'anticipates', 'expects', 'should', 'intends', 'plans', 'believes', 'outlook', 'seeks', 'estimates', 'targets', 'may', 'will', 'continue', 'project' and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid's future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid's ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including the implementation of the RIIO-2 price controls; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption (including any that result in safety and/or environmental events), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid's IT systems and supporting technology; failure to adequately forecast and respond to disruptions in energy supply including those caused by the COVID-19 pandemic; performance against regulatory targets and standards and against National Grid's peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, as well as against targets and standards designed to deliver net zero; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid's borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries' transactions such as paying dividends, lending or levying charges; the delayed timing of recoveries and payments in National Grid's regulated businesses, including as a result of the COVID-19 pandemic, and whether aspects of its activities are contestable; the funding requirements and performance of National Grid's pension schemes and other post-retirement benefit schemes; the failure to attract, develop and retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid's employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission; the threats and opportunities presented by emerging technology; the failure by the Company to respond to, or meet its own commitments as a leader in relation to, climate change development activities relating to energy transition, including the integration of distributed energy resources; and the need to grow the Company's business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including the integration of WPD, the sale of the Company's Rhode Island gas and electricity business and the proposed sale of a majority stake in its UK gas transmission business. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the 'Risk factors' on pages 236 to 239 of National Grid's most recent Annual Report and Accounts, as updated by the Principal risks and uncertainties statement on page 53 of this announcement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward- looking statements, which speak only as of the date of this announcement.

National Grid 2021/22 Half Year Results Statement

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Consolidated income statement

for the six months ended 30 September

2021	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	**Total £m**
Continuing operations				
	2(a),3	6,941	—	**6,941**
Provision for bad and doubtful debts		(53)	—	**(53)**
Other operating costs	4	(5,585)	189	**(5,396)**
Operating profit	2(b),4	1,303	189	**1,492**
Finance income	4,5	45	2	**47**
Finance costs	4,5	(520)	23	**(497)**
Share of post-tax results of joint ventures and associates	2(b),4	58	(17)	**41**
Profit before tax	2(b),4	886	197	**1,083**
Tax	4,8	(148)	(559)	**(707)**
Profit/(loss) after tax from continuing operations	4	738	(362)	**376**
Profit/(loss) after tax from discontinued operations	4,6	260	(161)	**99**
Total profit/(loss) for the period (continuing and discontinued)		998	(523)	**475**
Attributable to:				
Equity shareholders of the parent		997	(523)	**474**
Non-controlling interests from continuing operations		1	—	**1**
Earnings per share (pence)				
Basic earnings per share (continuing)	9			**10.5**
Diluted earnings per share (continuing)	9			**10.5**
Basic earnings per share (continuing and discontinued)	9			**13.3**
Diluted earnings per share (continuing and discontinued)	9			**13.2**

2020[1]	Notes	Before exceptional items and remeasurements £m	Exceptional items and remeasurements £m	Total £m
Continuing operations				
Revenue	2(a),3	6,064	—	6,064
Provision for bad and doubtful debts		(120)	—	(120)
Other operating costs	4	(5,072)	88	(4,984)
Operating profit	2(b),4	872	88	960
Finance income	4,5	13	14	27
Finance costs	4,5	(444)	10	(434)
Share of post-tax results of joint ventures and associates	2(b),4	38	(8)	30
Profit before tax	2(b),4	479	104	583
Tax	4,8	(63)	(28)	(91)
Profit after tax from continuing operations	4	416	76	492
Profit/(loss) after tax from discontinued operations	4,6	111	(1)	110
Total profit for the period (continuing and discontinued)		527	75	602
Attributable to:				
Equity shareholders of the parent		526	75	601
Non-controlling interests from continuing operations		1	—	1
Earnings per share (pence)				
Basic earnings per share (continuing)	9			14.0
Diluted earnings per share (continuing)	9			13.9
Basic earnings per share (continuing and discontinued)	9			17.1
Diluted earnings per share (continuing and discontinued)	9			17.0

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation. See notes 1 and 6 for further information.

23

National Grid 2021/22 Half Year Results Statement 24 Consolidated statement of comprehensive income for the six months ended 30 September 2021 2020¹ Notes £m £m Profit after tax from continuing operations 376 492 Other comprehensive income/(loss) from continuing operations Items from continuing operations that will never be reclassified to profit or loss: Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations 16 593 (136) Net gains on equity instruments designated at fair value through other comprehensive income 10 28 Net gains in respect of cash flow hedging of capital expenditure 6 22 Tax on items that will never be reclassified to profit or loss (95) (10) Total gains/(losses) from continuing operations that will never be reclassified to profit or loss 514 (96) Items from continuing operations that may be reclassified subsequently to profit or loss: Retranslation of net assets offset by net investment hedge 297 (490) Net gains in respect of cash flow hedges2 21 15 Net losses in respect of cost of hedging (43) (4) Net gains on investments in debt instruments measured at fair value through other comprehensive income 14 53 Share of other comprehensive income of associates, net of tax 1 — Tax on items that may be reclassified subsequently to profit or loss 6 (2) Total gains/(losses) from continuing operations that may be reclassified subsequently to profit or loss 296 (428) Other comprehensive income/(loss) for the period, net of tax, from continuing operations 810 (524) Other comprehensive income/(loss) for the period, net of tax, from discontinued operations 6 47 (279) Other comprehensive income/(loss) for the period, net of tax 857 (803) Total comprehensive income/(loss) for the period from continuing operations 1,186 (32) Total comprehensive income/(loss) for the period from discontinued operations 6 146 (169) Total comprehensive income/(loss) for the period 1,332 (201) Attributable to: Equity shareholders of the parent 1,332 (201) 1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation. See notes 1 and 6 for further information. In addition, the comparative amounts for exchange adjustments have been revised to reflect the impact of the prior year adjustments to property, plant and equipment, goodwill and deferred tax as described in note 1 to the Annual Report and Accounts for the year ended 31 March 2021. 2. Within the line item net gains in respect of cash flow hedges, there is an equal and opposite impact of £18 million (2020: £141 million) relating to spot foreign exchange movements on derivatives designated in cash flow hedges of foreign currency risk and interest rates. This has no net impact on the consolidated statement of comprehensive income. This is consistent with the Annual Report and Accounts for the year ended 31 March 2021.

National Grid 2021/22 Half Year Results Statement

Consolidated statement of changes in equity
for the six months ended 30 September

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 1 April 2021		474	1,296	23,163	(5,094)	19,839	21	19,860
Profit for the period		—	—	474	—	474	1	475
Other comprehensive income/(loss) for the period		—	—	557	301	858	(1)	857
Total comprehensive income for the period		—	—	1,031	301	1,332	—	1,332
Equity dividends	10	—	—	(583)	—	(583)	—	(583)
Scrip dividend-related share issue		8	(8)	—	—	—	—	—
Issue of treasury shares		—	—	15	—	15	—	15
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payments		—	—	13	—	13	—	13
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	6	6	—	6
At 30 September 2021		**482**	**1,288**	**23,637**	**(4,787)**	**20,620**	**21**	**20,641**

	Notes	Share capital £m	Share premium account £m	Retained earnings £m	Other equity reserves £m	Total share-holders' equity £m	Non-controlling interests £m	Total equity £m
At 31 March 2020 (as previously reported)		470	1,301	21,710	(3,919)	19,562	22	19,584
Prior year adjustment[1]		—	—	185	24	209	—	209
At 1 April 2020 (revised)		470	1,301	21,895	(3,895)	19,771	22	19,793
Profit for the period		—	—	601	—	601	1	602
Other comprehensive loss for the period		—	—	(401)	(401)	(802)	(1)	(803)
Total comprehensive income/(loss) for the period		—	—	200	(401)	(201)	—	(201)
Equity dividends	10	—	—	(1,065)	—	(1,065)	—	(1,065)
Scrip dividend-related share issue		1	(1)	—	—	—	—	—
Issue of treasury shares		—	—	16	—	16	—	16
Purchase of own shares		—	—	(2)	—	(2)	—	(2)
Share-based payments		—	—	10	—	10	—	10
Cash flow hedges transferred to the statement of financial position, net of tax		—	—	—	(7)	(7)	—	(7)
At 30 September 2020		471	1,300	21,054	(4,303)	18,522	22	18,544

1. Comparative amounts have been revised to reflect the prior year adjustments to property, plant and equipment, goodwill and deferred tax as described in note 1 to the Annual Report and Accounts for the year ended 31 March 2021.

25

National Grid 2021/22 Half Year Results Statement 26 Consolidated statement of financial position 30 September 2021 31 March 2021 Notes £m £m Non-current assets Goodwill 7 9,423 4,588 Other intangible assets 2(c) 3,259 1,443 Property, plant and equipment 2(c),11 54,699 47,043 Other non-current assets 273 293 Pension assets 16 2,542 1,747 Financial and other investments 873 755 Investments in joint ventures and associates 952 867 Derivative financial assets 12 426 542 Total non-current assets 72,447 57,278 Current assets Inventories and current intangible assets 516 439 Trade and other receivables 2,947 2,919 Current tax assets 81 67 Financial and other investments 13,14 2,288 2,342 Derivative financial assets 12 276 457 Cash and cash equivalents 13,14 466 157 Assets held for sale 6 9,917 3,557 Total current assets 16,491 9,938 Total assets 88,938 67,216 Current liabilities Borrowings 13,14 (10,744) (3,737) Derivative financial liabilities 12 (232) (145) Trade and other payables (3,716) (3,517) Contract liabilities (75) (66) Current tax liabilities (52) (75) Deferred tax liabilities 6 (331) — Provisions (252) (260) Liabilities held for sale 6 (8,526) (1,568) Total current liabilities (23,928) (9,368) Non-current liabilities Borrowings 13,14 (33,151) (27,483) Derivative financial liabilities 12 (605) (754) Other non-current liabilities (880) (843) Contract liabilities (1,112) (1,094) Deferred tax liabilities (5,575) (4,815) Pensions and other post-retirement benefit obligations 16 (993) (1,032) Provisions (2,053) (1,967) Total non-current liabilities (44,369) (37,988) Total liabilities (68,297) (47,356) Net assets 20,641 19,860 Equity Share capital 482 474 Share premium account 1,288 1,296 Retained earnings 23,637 23,163 Other equity reserves (4,787) (5,094) Total shareholders’ equity 20,620 19,839 Non-controlling interests 21 21 Total equity 20,641 19,860

National Grid 2021/22 Half Year Results Statement

Consolidated cash flow statement
for the six months ended 30 September

	Notes	2021 £m	2020[1] £m
Cash flows from operating activities			
Operating profit from continuing operations	2(b)	**1,492**	960
Adjustments for:			
Exceptional items and remeasurements	4	**(189)**	(88)
Other fair value movements		**(38)**	(6)
Depreciation, amortisation and impairment	2(c)	**840**	761
Share-based payment charge		**11**	8
Changes in working capital		**117**	97
Changes in provisions		**1**	(74)
Changes in pensions and other post-retirement benefit obligations		**(81)**	(43)
Cash flows relating to exceptional items		**(116)**	(10)
Cash generated from continuing operations		**2,037**	1,605
Tax (paid)/received		**(90)**	2
Net cash flow from operating activities – continuing operations		**1,947**	1,607
Net cash flow from operating activities – discontinued operations		**470**	187
Cash flows from investing activities			
Acquisition of WPD[2]	7	**(7,844)**	—
Contingent consideration relating to the acquisition of National Grid Renewables Development LLC and Emerald		**(10)**	(13)
Acquisition of financial investments		**(68)**	(59)
Disposal of financial investments		**34**	43
Investments in joint ventures and associates		**(114)**	(63)
Purchases of intangible assets		**(196)**	(197)
Purchases of property, plant and equipment		**(2,310)**	(2,055)
Disposals of property, plant and equipment		**3**	10
Dividends received from joint ventures and associates		**64**	48
Interest received		**7**	13
Net movements in short-term financial investments		**58**	673
Cash inflows on derivatives		**—**	41
Cash outflows on derivatives		**—**	(81)
Net cash flow used in investing activities – continuing operations		**(10,376)**	(1,640)
Net cash flow used in investing activities – discontinued operations		**(129)**	(70)
Cash flows from financing activities			
Purchase of own shares		**(2)**	(2)
Proceeds from issue of treasury shares		**15**	16
Proceeds received from loans	14b	**10,452**	3,506
Repayments of loans	14b	**(426)**	(903)
Payments of lease liabilities	14b	**(53)**	(63)
Net movements in short-term borrowings	14b	**(507)**	(981)
Cash inflows on derivatives	14b	**4**	36
Cash outflows on derivatives	14b	**(7)**	(26)
Interest paid	14b	**(450)**	(407)
Dividends paid to shareholders	10	**(583)**	(1,065)
Net cash flow from financing activities – continuing operations		**8,443**	111
Net cash flow used in financing activities – discontinued operations		**(38)**	(102)
Net increase in cash and cash equivalents	14a	**317**	93
Reclassification to held for sale	14a	**(9)**	—
Exchange movements	14a	**1**	(2)
Net cash and cash equivalents at start of period	14a	**157**	73
Net cash and cash equivalents at end of period	14a	**466**	164

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation. See notes 1 and 6 for further information.
2. Balance consists of cash consideration paid and cash acquired from WPD.

27

National Grid 2021/22 Half Year Results Statement 28 Notes to the financial statements 1. Basis of preparation and new accounting standards, interpretations and amendments The half year financial information covers the six month period ended 30 September 2021 and has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as adopted by the United Kingdom (UK); and the Disclosure and Transparency Rules of the Financial Conduct Authority. This condensed set of financial statements comprises the unaudited financial information for the half years ended 30 September 2021 and 2020, together with the audited consolidated statement of financial position as at 31 March 2021. The financial information for the six months ended 30 September 2021 does not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. It should be read in conjunction with the statutory accounts for the year ended 31 March 2021, which were prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB and as adopted by the EU, and have been filed with the Registrar of Companies. The Deloitte LLP audit report on those statutory accounts was unqualified, did not contain an emphasis of matter and did not contain a statement under Section 498 of the Companies Act 2006. The half year financial information has been prepared in accordance with IFRS as issued by the IASB and as adopted by the UK, consistent with the accounting policies expected to be applicable for the year ending 31 March 2022. The notes to the financial information are prepared on a continuing basis unless otherwise stated. Our consolidated income statement and segmental analysis (see note 2) separately identify financial results before and after exceptional items and remeasurements. The Directors believe that presentation of the results in this way is relevant to an understanding of the Group’s financial performance. Presenting financial results before exceptional items and remeasurements is consistent with the way that financial performance is measured by management and reported to the Board and Executive Committee and improves the comparability of reported financial performance from year to year. Items which are classified as exceptional items or remeasurements are defined in the Annual Report and Accounts for the year ended 31 March 2021. Disposal of the UK Gas Transmission business The Group announced its intention to sell a majority stake in the UK Gas Transmission business on 18 March 2021, thus initiating the process to sell the business. As the sale is considered highly probable and is expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position. As UK Gas Transmission represents a major separate line of business, the business has also been classified as a discontinued operation at 30 September 2021. Accordingly, the results of the business are shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. This is also reflected in the statement of comprehensive income, as well as earnings per share (EPS) being shown split between continuing and discontinued operations. Further details are included in note 6. Disposal of The Narragansett Electric Company As described further in note 6, on 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO). The sale is expected to complete in early 2022 once all regulatory approvals are obtained. As the sale is considered highly probable and is expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position. However, the transaction has not met the criteria for classification as a discontinued operation and therefore its results for the period are not separately disclosed on the face of the income statement, and are instead included within the results from continuing operations. Further details are included in note 6.

National Grid 2021/22 Half Year Results Statement 29 1. Basis of preparation and new accounting standards, interpretations and amendments (continued) Acquisition of WPD On 14 June 2021, National Grid plc acquired 100% of the share capital of PPL WPD Investments Limited (WPD), the holding company of Western Power Distribution plc, which is the UK’s largest electricity distribution network operator. The total cash consideration for the transaction was £7.9 billion. For further details, please see note 7. Areas of judgement and key sources of estimation uncertainty In preparing this half year financial information, we have considered the areas where judgement has been exercised by management in applying the Group’s accounting policies and the key sources of estimation uncertainty as compared to those applied in the preparation of the Annual Report and Accounts for the year ended 31 March 2021. Areas of judgement that have the most significant effect on the amounts recognised in the financial information: • Categorisation of certain items as exceptional items or remeasurements: We have continued to apply the Group's exceptional items framework and have recognised exceptional items in relation to transaction costs from the WPD acquisition and the planned disposals of NECO and the UK Gas Transmission business, continued implementation costs of the new operating model and the impact of the change in the UK corporation tax rate (see note 4 for details). We continue to treat certain items as remeasurements as disclosed in note 4. • In relation to the planned disposal of a majority stake in the UK Gas Transmission business, the key judgement that has been applied is the date from which the business qualified for classification as held for sale and a discontinued operation, as explained further in note 6. • The other area of judgement applied relates to the useful economic lives of our gas networks remaining appropriate, consistent with the judgement for the year ended 31 March 2021. Key sources of estimation uncertainty that have the most significant effect on the amounts recognised in the financial information: • In respect of the acquisition of WPD, the key source of estimation uncertainty relates to the provisional purchase price allocation to determine the fair value of identifiable assets and liabilities acquired, specifically the valuation and allocation of the fair value principally between property, plant and equipment, the acquired license intangibles and the value of goodwill recorded. Refer to note 7 for further details. • The other key sources of estimation uncertainty are consistent with those for the year ended 31 March 2021: • the valuation of liabilities for pensions and other post-retirement benefits; and • the cash flows applied in determining environmental provisions.

National Grid 2021/22 Half Year Results Statement 30 1. Basis of preparation and new accounting standards, interpretations and amendments (continued) Going concern As part of the Directors’ consideration of the appropriateness of adopting the going concern basis of accounting in preparing the half year financial information, the Directors have considered the Group's principal risks (discussed on page 53) alongside potential downside business cashflow scenarios impacting the Group's operations. The Directors specifically considered both a base case and a reasonable worst-case scenario for business cashflows and the timing of the planned disposals of NECO and of a majority stake of the UK Gas Transmission business (see note 6). The reasonable worst-case scenario included the following key sensitivities: • additional potential working capital requirements in our UK businesses in response to the wider gas market stability challenges; • adverse impact from timing across the Group, i.e. a net under-recovery of allowed revenues or reductions in over-collections; • a significant reduction in cash collections driven by lower customer demand and increased bad debt in our US businesses and potential supplier defaults in our UK business; • higher cash outflow than expected following the recent Sellindge Interconnector fire; • higher operating costs than expected; or non-delivery of planned efficiencies across the Group; and • the potential impact of further significant storm costs in the US. As part of their analysis, the Board also considered the following potential levers at their discretion to improve the position identified by the analysis if the debt capital markets are not accessible: • the payment of dividends to shareholders; • significant changes in the phasing of the Group’s capital programme with elements of non-essential works and programmes delayed; and • a number of further reductions in operating expenditure across the Group primarily related to workforce cost reductions in both the UK and the US. Having considered the reasonable worst-case scenario, the impact and timing of the planned strategic transactions, and the further levers at the Board’s discretion, the Group continues to have headroom against the Group’s committed facilities identified in note 15 of the half year financial information. In addition to the above, the ability to raise new and extend existing financing was separately included in the analysis, and the Directors noted the c.£2.3 billion of new long-term senior debt completed in the period from 1 April to 30 September 2021 as evidence of the Group’s ability to continue to have access to the debt capital markets if needed. Based on the above, the Directors have concluded the Group is well placed to manage its financing and other business risks satisfactorily, and have a reasonable expectation that the Group will have adequate resources to continue in operation for at least twelve months from the signing date of these consolidated interim financial statements. They therefore consider it appropriate to adopt the going concern basis of accounting in preparing the half year financial information.

National Grid 2021/22 Half Year Results Statement 31 1. Basis of preparation and new accounting standards, interpretations and amendments (continued) New IFRS accounting standards, interpretations and amendments adopted in the period There are no new standards, interpretations or amendments, issued by the IASB or by the IFRS Interpretations Committee (IFRIC), that are applicable for the period commencing on 1 April 2021 and have had a material impact on the Group’s results. New IFRS accounting standards, interpretations and amendments not yet adopted The following new amendment to existing standards has been issued, since the publication of our Annual Report and Accounts, but is not yet effective or has not yet been endorsed in the UK: • Amendments to IAS 12 - Deferred tax related to assets and liabilities arising from a single transaction. The Group is currently assessing the impact of the amendment but it is not expected to have a material impact. The Group has not early adopted any standard, amendment or interpretation that has been issued but is not yet effective.

National Grid 2021/22 Half Year Results Statement 32 2. Segmental analysis Revenue and the results of the business are analysed by operating segment, based on the information the Board of Directors uses internally for the purposes of evaluating the performance of each operating segment and determining resource allocation between them. The Board is National Grid’s chief operating decision maker (as defined by IFRS 8 ‘Operating Segments’) and assesses the profitability of operations principally on the basis of operating profit before exceptional items and remeasurements (see note 4). As a matter of course, the Board also considers profitability by segment, excluding the effect of timing. However, the measure of profit disclosed in this note is operating profit before exceptional items and remeasurements as this is the measure that is most consistent with the IFRS results reported within these financial statements. As a result of the new operating model, the operating segments reported to the Board have changed during the period to align with the six business units that will continue to operate. The UK Gas Transmission business, that is expected to be disposed of, is now considered a discontinued operation (see note 6). Five of these continuing businesses meet the size criteria set out in the accounting standards to be treated as reportable operating segments. The remaining businesses that are not reportable operating segments and the corporate centre activities are reported to the Board of Directors on an aggregated basis. The following table describes the main activities for each reportable operating segment within continuing operations: UK Electricity Transmission The high-voltage electricity transmission networks in England and Wales. UK Electricity Distribution The electricity distribution networks of WPD in East Midlands, West Midlands, South Wales and the South West. UK Electricity System Operator The independent Great Britain electricity system operator. New England Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New England. New York Gas distribution networks, electricity distribution networks and high-voltage electricity transmission networks in New York. The UK Gas Transmission business, which owns the high-pressure gas transmission networks in Great Britain and system operator in Great Britain, is now a discontinued operation and classified as held for sale. Therefore, while it is still a reportable operating segment, it is no longer presented within continuing operations. The New England and New York segments typically experience seasonal fluctuations in revenue and operating profit due to higher delivery volumes during the second half of the financial year, for example as a result of extreme weather over the winter. These seasonal fluctuations have a consequential impact on the working capital balances (primarily trade debtors and accrued income) in the consolidated statement of financial position at 30 September 2021 when compared to 31 March 2021. The majority of UK revenues are governed by the arrangements under RIIO, through which revenue is primarily based on availability of network capacity rather than usage, and therefore are not subject to the same seasonal fluctuations as in New York and New England. The National Grid Ventures (NGV) operating segment is outside our regulated core business and operates in competitive markets across the UK and the US. The business comprises all commercial operations in LNG at the Isle of Grain in the UK, our electricity generation business in the US, our electricity interconnectors and our investment in National Grid Renewables Development LLC (formerly Geronimo), with a focus on investment and future activities in emerging growth areas. NGV does not meet the thresholds set out in IFRS 8 to be identified as a separate reportable segment and therefore its results are not required to be separately presented. Other activities that do not form part of any of the segments in the above table or NGV primarily relate to our UK property business together with insurance and corporate activities in the UK and US and the Group’s investments in technology and innovation companies through National Grid Partners.

National Grid 2021/22 Half Year Results Statement

2. Segmental analysis (continued)

(a) Revenue

Six months ended 30 September	2021 Total sales £m	2021 Sales between segments[2] £m	2021 Sales to third parties £m	2020[1] Total sales £m	2020[1] Sales between segments[2] £m	2020[1] Sales to third parties £m
Operating segments – continuing operations:						
UK Electricity Transmission	1,037	—	1,037	940	(5)	935
UK Electricity Distribution	509	—	509	—	—	—
UK Electricity System Operator	1,146	(4)	1,142	948	—	948
New England	1,686	—	1,686	1,839	—	1,839
New York	1,971	—	1,971	1,903	—	1,903
NGV and Other	596	—	596	440	(1)	439
Total revenue from continuing operations	6,945	(4)	6,941	6,070	(6)	6,064
Discontinued operations – UK Gas Transmission	716	(6)	710	476	(5)	471
Total	7,661	(10)	7,651	6,546	(11)	6,535
Geographical areas:						
UK			3,000			2,071
US			3,941			3,993
Total revenue from continuing operations			6,941			6,064
Discontinued operations – UK Gas Transmission			710			471
Total			7,651			6,535

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.
2. Sales between operating segments are priced having regard to the regulatory and legal requirements to which the businesses are subject. The analysis of revenue by geographical area is on the basis of destination.

(b) Operating profit

Six months ended 30 September	Before exceptional items and remeasurements 2021 £m	Before exceptional items and remeasurements 2020[1] £m	After exceptional items and remeasurements 2021 £m	After exceptional items and remeasurements 2020[1] £m
Operating segments – continuing operations:				
UK Electricity Transmission	550	509	541	509
UK Electricity Distribution	281	—	281	—
UK Electricity System Operator	63	(32)	50	(32)
New England	126	167	252	192
New York	122	176	321	239
NGV and Other	161	52	47	52
Total operating profit from continuing operations	1,303	872	1,492	960
Discontinued operations – UK Gas Transmission	390	175	387	175
Total	1,693	1,047	1,879	1,135
Geographical areas				
UK	1,025	510	889	510
US	278	362	603	450
Total operating profit from continuing operations	1,303	872	1,492	960
Discontinued operations – UK Gas Transmission	390	175	387	175
Total	1,693	1,047	1,879	1,135

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

33

National Grid 2021/22 Half Year Results Statement

2. Segmental analysis (continued)

Below we reconcile total operating profit from continuing operations to profit before tax from continuing operations. The operating exceptional items and remeasurements income of £189 million (2020: £88 million income) relates to UK Electricity Transmission, £9 million expense (2020: £nil); UK Electricity System Operator, £13 million expense (2020: £nil); New England, £126 million income (2020: £25 million income); New York, £199 million income (2020: £63 million income); and NGV and Other, £114 million expense (2020: £nil).

Six months ended 30 September	Before exceptional items and remeasurements 2021 £m	Before exceptional items and remeasurements 2020[1] £m	After exceptional items and remeasurements 2021 £m	After exceptional items and remeasurements 2020[1] £m
Reconciliation to profit before tax:				
Operating profit from continuing operations	**1,303**	872	**1,492**	960
Share of post-tax results of joint ventures and associates	**58**	38	**41**	30
Finance income	**45**	13	**47**	27
Finance costs	**(520)**	(444)	**(497)**	(434)
Profit before tax from continuing operations	**886**	479	**1,083**	583
Profit before tax from discontinued operations	**320**	138	**310**	137
Total profit before tax	**1,206**	617	**1,393**	720

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

(c) Capital expenditure

Capital expenditure represents additions to property, plant and equipment and other intangible assets but excludes additional investments in and loans to joint ventures and associates.

	Net book value of property, plant and equipment and other intangible assets		Capital expenditure		Depreciation, amortisation and impairment	
	30 September 2021 £m	31 March 2021[1] £m	**30 September 2021 £m**	30 September 2020[1] £m	**30 September 2021 £m**	30 September 2020[1] £m
Operating segments:						
UK Electricity Transmission	**14,351**	14,000	**587**	501	**(243)**	(238)
UK Electricity Distribution	**12,050**	—	**315**	—	**(71)**	—
UK Electricity System Operator	**415**	379	**65**	47	**(29)**	(20)
New England	**10,775**	10,165	**700**	773	**(166)**	(202)
New York	**17,491**	16,466	**851**	847	**(242)**	(234)
NGV and Other	**2,876**	2,751	**196**	235	**(89)**	(67)
Total from continuing operations	**57,958**	43,761	**2,714**	2,403	**(840)**	(761)
Discontinued operations – UK Gas Transmission	**4,761**	4,725	**131**	95	**(90)**	(92)
Total	**62,719**	48,486	**2,845**	2,498	**(930)**	(853)
Geographical areas:						
UK	**29,176**	16,628	**1,147**	763	**(409)**	(301)
US	**28,782**	27,133	**1,567**	1,640	**(431)**	(460)
Total from continuing operations	**57,958**	43,761	**2,714**	2,403	**(840)**	(761)
Discontinued operations – UK Gas Transmission	**4,761**	4,725	**131**	95	**(90)**	(92)
Total	**62,719**	48,486	**2,845**	2,498	**(930)**	(853)
By asset type:						
Property, plant and equipment	**54,699**	42,424	**2,487**	2,201	**(745)**	(682)
Other intangible assets	**3,259**	1,337	**227**	202	**(95)**	(79)
Total from continuing operations	**57,958**	43,761	**2,714**	2,403	**(840)**	(761)
Discontinued operations – UK Gas Transmission	**4,761**	4,725	**131**	95	**(90)**	(92)
Total	**62,719**	48,486	**2,845**	2,498	**(930)**	(853)

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

34

National Grid 2021/22 Half Year Results Statement

3. Revenue

Under IFRS 15 'Revenue from Contracts with Customers', revenue is recorded as or when the Group satisfies a performance obligation by transferring a promised good or service to a customer. A good or service is transferred when the customer obtains control of that good or service.

The transfer of control of our distribution or transmission services coincides with the use of our network, as electricity and gas pass through our network and reach our customers. The Group principally satisfies its performance obligations over time and the amount of revenue recorded corresponds to the amounts billed and accrued for volumes of gas and electricity delivered/transferred to/from our customers.

Revenue for the six months ended 30 September 2021	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	**Total £m**
Revenue under IFRS 15:							
Transmission	**1,020**	**—**	**—**	**17**	**167**	**221**	**1,425**
Distribution	**—**	**447**	**—**	**1,644**	**1,783**	**—**	**3,874**
System Operator	**—**	**—**	**1,142**	**—**	**—**	**—**	**1,142**
Other[1]	**13**	**60**	**—**	**4**	**4**	**99**	**180**
Total IFRS 15 revenue	**1,033**	**507**	**1,142**	**1,665**	**1,954**	**320**	**6,621**
Other revenue:							
Generation	**—**	**—**	**—**	**—**	**—**	**178**	**178**
Other[2]	**4**	**2**	**—**	**21**	**17**	**98**	**142**
Total other revenue	**4**	**2**	**—**	**21**	**17**	**276**	**320**
Total revenue from continuing operations	**1,037**	**509**	**1,142**	**1,686**	**1,971**	**596**	**6,941**
Total revenue from discontinued operations – UK Gas Transmission							**710**
Total	**1,037**	**509**	**1,142**	**1,686**	**1,971**	**596**	**7,651**

Geographic split of revenue for the six months ended 30 September 2021	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	**Total £m**
Revenue under IFRS 15:							
UK	**1,033**	**507**	**1,142**	**—**	**—**	**229**	**2,911**
US	**—**	**—**	**—**	**1,665**	**1,954**	**91**	**3,710**
Total IFRS 15 revenue	**1,033**	**507**	**1,142**	**1,665**	**1,954**	**320**	**6,621**
Other revenue:							
UK	**4**	**2**	**—**	**—**	**—**	**83**	**89**
US	**—**	**—**	**—**	**21**	**17**	**193**	**231**
Total other revenue	**4**	**2**	**—**	**21**	**17**	**276**	**320**
Total revenue from continuing operations	**1,037**	**509**	**1,142**	**1,686**	**1,971**	**596**	**6,941**
Total revenue from discontinued operations – UK Gas Transmission							**710**
Total	**1,037**	**509**	**1,142**	**1,686**	**1,971**	**596**	**7,651**

1. Within UK Electricity Distribution, the other IFRS 15 revenue principally relates to engineering recharges, which are the recovery of costs incurred for construction work requested by customers, such as the re-routing of existing network assets. Within NGV and Other, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
2. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income.

35

National Grid 2021/22 Half Year Results Statement

3. Revenue (continued)

Revenue for the six months ended 30 September 2020[1]	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	Total £m
Revenue under IFRS 15:							
Transmission	895	—	—	45	171	142	1,253
Distribution	—	—	—	1,770	1,710	—	3,480
System Operator	—	—	945	—	—	—	945
Other[2]	31	—	—	4	3	51	89
Total IFRS 15 revenue	926	—	945	1,819	1,884	193	5,767
Other revenue:							
Generation	—	—	—	—	—	197	197
Other[3]	9	—	3	20	19	49	100
Total other revenue	9	—	3	20	19	246	297
Total revenue from continuing operations	935	—	948	1,839	1,903	439	6,064
Total revenue from discontinued operations – UK Gas Transmission							471
Total	935	—	948	1,839	1,903	439	6,535

Geographic split of revenue for the six months ended 30 September 2020[1]	UK Electricity Transmission £m	UK Electricity Distribution £m	UK Electricity System Operator £m	New England £m	New York £m	NGV and Other £m	Total £m
Revenue under IFRS 15:							
UK	926	—	945	—	—	147	2,018
US	—	—	—	1,819	1,884	46	3,749
Total IFRS 15 revenue	926	—	945	1,819	1,884	193	5,767
Other revenue:							
UK	9	—	3	—	—	41	53
US	—	—	—	20	19	205	244
Total other revenue	9	—	3	20	19	246	297
Total revenue from continuing operations	935	—	948	1,839	1,903	439	6,064
Total revenue from discontinued operations – UK Gas Transmission							471
Total	935	—	948	1,839	1,903	439	6,535

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.
2. Within NGV and Other, the other IFRS 15 revenue principally relates to revenue generated from our NG Renewables business.
3. Other revenue, recognised in accordance with accounting standards other than IFRS 15, includes property sales by our UK commercial property business and rental income.

36

National Grid 2021/22 Half Year Results Statement

4. Exceptional items and remeasurements

Exceptional items and remeasurements are items of income and expenditure that, in the judgement of the Directors, should be disclosed separately on the basis that they are important in providing an understanding of our financial performance and may significantly distort the comparability of financial performance between periods.

Remeasurements comprise unrealised gains or losses recorded in the consolidated income statement arising from changes in the fair value of certain financial assets and liabilities categorised as held at fair value through profit and loss (FVTPL). Once the fair value movements are realised (for example, when the derivative matures), the previously recognised fair value movements are then reversed through remeasurements and recognised within earnings before exceptional items and remeasurements. These assets and liabilities include commodity contracts and derivative financial instruments to the extent that hedge accounting is either not achieved or is not effective. We have also classified the unrealised gains or losses reported in profit and loss on certain additional assets treated at FVTPL within remeasurements. These relate to financial assets (which fail the 'solely payments of principal and interest test' under IFRS 9), the money market fund investments used by Group Treasury for cash management purposes and the net foreign exchange gains and losses on borrowing activities. These are offset by foreign exchange losses and gains on financing derivatives measured at fair value. In all cases, these fair values increase or decrease because of changes in foreign exchange, commodity or other financial indices over which we have no control.

Six months ended 30 September 2021	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations:			
New operating model implementation costs	(24)	—	(24)
Transaction costs	(137)	—	(137)
Net gains on commodity contract derivatives	—	350	350
	(161)	350	189
Included within net finance costs (note 5):			
Net gains on derivative financial instruments	—	23	23
Net gains on FVTPL financial assets	—	2	2
	—	25	25
Included within share of post-tax results of joint ventures and associates			
Net losses on financial instruments	—	(17)	(17)
	—	(17)	(17)
Total included within profit before tax from continuing operations	(161)	358	197
Exceptional deferred tax arising on the change in UK corporation tax rate	(484)	—	(484)
Tax on exceptional items and remeasurements	11	(86)	(75)
Total exceptional items and remeasurements after tax from continuing operations	(634)	272	(362)
Total exceptional items and remeasurements after tax from discontinued operations	(155)	(6)	(161)
Total exceptional items and remeasurements after tax	(789)	266	(523)

37

National Grid 2021/22 Half Year Results Statement

4. Exceptional items and remeasurements (continued)

Six months ended 30 September 2020[1]	Exceptional items £m	Remeasurements £m	Total £m
Included within operating profit from continuing operations			
Environmental charges	15	—	15
Net gains on commodity contract derivatives	—	73	73
	15	73	88
Included within net finance costs (note 5)			
Net gains on derivative financial instruments	—	10	10
Net gains on FVTPL financial assets	—	14	14
Net gains on FVTPL financial liabilities	—	—	—
	—	24	24
Included within share of post-tax results of joint ventures and associates			
Net losses on financial instruments	—	(8)	(8)
	—	(8)	(8)
Total included within profit before tax from continuing operations	15	89	104
Tax on exceptional items and remeasurements	(4)	(24)	(28)
Total exceptional items and remeasurements after tax from continuing operations	11	65	76
Total exceptional items and remeasurements after tax from discontinued operations	—	(1)	(1)
Total exceptional items and remeasurements after tax	11	64	75

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

New operating model implementation costs: In the period ended 30 September 2021, the Group incurred a further £24 million of costs in relation to the design and implementation of our new operating model that is built on a foundation of six business units. The costs recognised in the period primarily relate to professional fees incurred in designing the new operating model and redundancy provisions accrued where announcements have been made for employees that will be leaving the organisation as a result of the changes. The costs incurred during the period do not meet the quantitative threshold to be classified as exceptional on a standalone basis. However, when considered with the aggregated costs expected to be incurred over the duration of the programme, we have concluded the costs should be classified as exceptional in line with our exceptional items framework. The total cash outflow for the period in relation to these costs was £12 million.

Transaction costs: £137 million of transaction costs were incurred in the period to date in relation to the acquisition of WPD (see note 7) and the planned disposals of NECO and our UK Gas Transmission business (see note 6). The costs incurred relate to Stamp Duty Land Tax, legal fees, bankers' fees and professional fees. The costs have been classified as exceptional, consistent with similar costs for the year ended 31 March 2021. The total cash outflow for the period in relation to these costs was £79 million.

Change in UK corporation tax rate: In the Spring Budget 2021, the Government announced that from 1 April 2023 the UK corporation tax rate will increase to 25%, and this was substantively enacted on 24 May 2021. UK deferred tax balances have been remeasured at the enacted rate, with the £484m impact of the change in rates recognised as an exceptional item, in line with previous periods.

Environmental charges: During the prior period, we recognised £15 million of exceptional gains relating to the release of environmental provisions related to one of our US Superfund sites, following the finalisation of discussions with government authorities on the scope of remediation. The release has been recorded as exceptional in line with the treatment of the original provision.

38

National Grid 2021/22 Half Year Results Statement 39 5. Finance income and costs Six months ended 30 September 2021 2020¹ Notes £m £m Finance income before exceptional items and remeasurements Interest income from financing activities 2 7 Other interest income 43 6 45 13 Finance costs before exceptional items and remeasurements Net interest on pensions and other post-retirement benefit obligations 2 (28) Interest expense on financial instruments (556) (428) Unwinding of discount on provisions (36) (41) Less: Interest capitalised 70 53 (520) (444) Net finance costs before exceptional items and remeasurements (475) (431) Total exceptional items and remeasurements2 4 25 24 Net finance costs including exceptional items and remeasurements from continuing operations (450) (407) Net finance costs including exceptional items and remeasurements from discontinued operations (77) (38) Net finance costs including exceptional items and remeasurements (527) (445) 1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation. 2. Includes a net foreign exchange gain on borrowing activities, offset by foreign exchange losses and gains on financing derivatives measured at fair value. 6. Assets held for sale and discontinued operations Assets and businesses are classified as held for sale when their carrying amounts are recovered through sale rather than through continuing use. They only meet the held for sale condition when the assets are ready for immediate sale in their present condition, management is committed to the sale and it is highly probable that the sale will complete within one year. Depreciation ceases on assets and businesses when they are classified as held for sale and the assets and businesses are impaired if their carrying value exceeds their fair value less expected costs to sell. The results and cash flows of assets or businesses classified as held for sale or sold during the year, that meet the criteria of being a major separate line of business or geographical area of operation, are shown separately from our continuing operations, and presented within discontinued operations in the income statement and cash flow statement. Assets held for sale The Group is currently in the process of disposing of the following two businesses that have met the criteria for classification as held for sale as at the half year: As at 30 September 2021 £m Assets held for sale UK Gas Transmission 6,127 The Narragansett Electric Company 3,790 9,917 Liabilities held for sale UK Gas Transmission (6,914) The Narragansett Electric Company (1,612) (8,526) Net assets held for sale 1,391

National Grid 2021/22 Half Year Results Statement 40 6. Assets held for sale and discontinued operations (continued) The Narragansett Electric Company On 17 March 2021, the Group signed an agreement to sell 100% of the share capital of a wholly owned subsidiary, The Narragansett Electric Company (NECO). NECO is part of our New England segment and is a retail distribution company providing electricity and gas to customers in Rhode Island. The expected sale proceeds are £2.8 billion ($3.8 billion), and the sale is expected to complete before the financial year end if all regulatory approvals are obtained. As the sale is considered highly probable and is expected to complete within a year, the associated assets and liabilities have been presented as held for sale in the consolidated statement of financial position since 31 March 2021. However, as NECO does not represent a separate major line of business or geographical area of operation, it has not met the criteria for classification as a discontinued operation and therefore its results for the period are not separately disclosed on the face of the income statement. The following assets and liabilities of NECO were classified as held for sale at 30 September 2021: 30 September 2021 31 March 2021 £m £m Goodwill 575 562 Intangible assets 3 3 Property, plant and equipment 2,913 2,713 Trade and other receivables 199 237 Cash and cash equivalents 16 4 Other assets 84 38 Total assets held for sale 3,790 3,557 Borrowings (1,147) (1,123) Pension liabilities (31) (49) Other liabilities (434) (396) Total liabilities held for sale (1,612) (1,568) Net assets held for sale 2,178 1,989 No impairment losses were recognised upon remeasurement of the assets and liabilities prior to classification as held for sale. NECO generated profit after tax of £84 million for the period ended 30 September 2021 (year ended 31 March 2021: £104 million). Current tax liabilities of £7 million and deferred tax liabilities of £331 million relating to NECO have not been included as held for sale on the basis that they will be retained by the Group rather than transferred with the other assets and liabilities of NECO. These retained balances are classified as current as they are expected to crystallise in less than one year.

National Grid 2021/22 Half Year Results Statement 41 6. Assets held for sale and discontinued operations (continued) UK Gas Transmission The Group announced its intention to sell a majority stake in the UK Gas Transmission business on 18 March 2021. The business has been actively marketed, with the current expectation to agree a sale of a majority stake in the business within twelve months, assuming all regulatory approvals are obtained. As a result, the Group took the judgement to classify the associated assets and liabilities of the business as held for sale in the consolidated statement of financial position as at 31 August 2021, when the sale was considered to be highly probable following management approval of the sale timetable and communication thereof to potential buyers. The following assets and liabilities of the UK Gas Transmission were classified as held for sale at 30 September 2021: 30 September 2021 £m Intangible assets 119 Property, plant and equipment 4,642 Trade and other receivables 279 Pension assets 448 Other assets 639 Total assets held for sale 6,127 Borrowings (5,548) Deferred tax (725) Other liabilities (641) Total liabilities held for sale (6,914) Net liabilities held for sale (787) As UK Gas Transmission represents a major separate line of business, the business has also met the criteria for classification as a discontinued operation, and therefore the results of the business have been shown separately from the continuing business for all periods presented on the face of the income statement as a discontinued operation. The summary income statements for the periods ended 30 September 2021 and 2020 are as follows: 2021 £m Before exceptional items and remeasurements Exceptional items and remeasurements Total Discontinued operations Revenue 710 — 710 Other operating costs (320) (3) (323) Operating profit 390 (3) 387 Finance income 2 — 2 Finance costs (72) (7) (79) Profit/(loss) before tax 320 (10) 310 Tax (60) (151) (211) Profit/(loss) after tax from discontinued operations 260 (161) 99

National Grid 2021/22 Half Year Results Statement 42 6. Assets held for sale and discontinued operations (continued) 2020 £m Before exceptional items and remeasurements Exceptional items and remeasurements Total Discontinued operations Revenue 471 — 471 Other operating costs (296) — (296) Operating profit 175 — 175 Finance income 1 — 1 Finance costs (38) (1) (39) Profit/(loss) before tax 138 (1) 137 Tax (27) — (27) Profit/(loss) after tax from discontinued operations 111 (1) 110 The summary statement of comprehensive income is as follows: 2021 2020 £m £m Profit after tax from discontinued operations 99 110 Other comprehensive income/(loss) from discontinued operations Items from discontinued operations that will never be reclassified to profit or loss: Remeasurement gains/(losses) on pension assets and post-retirement benefit obligations 91 (331) Net losses on financial liability designated at fair value through profit and loss attributable to changes in own credit risk (1) (8) Tax on items that will never be reclassified to profit or loss (39) 64 Total gains/(losses) from discontinued operations that will never be reclassified to profit or loss 51 (275) Items from discontinued operations that may be reclassified subsequently to profit or loss: Net losses in respect of cash flow hedges (3) (2) Net losses in respect of cost of hedging (2) (3) Tax on items that may be reclassified subsequently to profit or loss 1 1 Total losses from discontinued operations that may be reclassified subsequently to profit or loss (4) (4) Other comprehensive income/(loss) for the period, net of tax, from discontinued operations 47 (279) Total comprehensive income/(loss) for the period from discontinued operations 146 (169)

National Grid 2021/22 Half Year Results Statement

7. Acquisitions

On 14 June 2021, National Grid plc acquired 100% of the share capital of PPL WPD Investments Limited (WPD), the holding company of Western Power Distribution plc, which is the UK's largest electricity distribution network operator. The acquisition, along with the two planned disposals disclosed in note 6, strategically pivots National Grid's UK portfolio towards electricity, in order to significantly enhance National Grid's role in the delivery of the UK's net zero targets, given that electricity distribution is expected to see a high level of asset growth as a result of the ongoing energy transition.

The total cash consideration for the transaction was £7.9 billion, all of which was paid upfront, with no further contingent or deferred consideration payable. As a result of the acquisition, one of WPD's existing borrowing facilities became repayable immediately due to a change in control clause within the original borrowing agreement. The borrowing facility was immediately replaced with an intercompany loan of £350 million from National Grid plc. National Grid funded the transaction price and the new intercompany loan by taking out a bridge financing facility (see note 15), that it intends to repay using the proceeds of the planned disposals.

The provisional fair values of the assets and liabilities recognised at the acquisition date are set out below:

	IFRS book value at acquisition £m	Provisional adjustments £m	Provisional fair value £m
Non-current assets			
Property, plant and equipment	14,099	(4,045)	10,054
Other intangible assets	49	1,714	1,763
Pension assets	402	164	566
Deferred tax	—	253	253
Other non-current assets	27	—	27
Total non-current assets	14,577	(1,914)	12,663
Current assets			
Trade and other receivables	265	—	265
Financial and other investments	69	—	69
Cash	37	—	37
Other current assets	42	—	42
Total current assets	413	—	413
Total assets	14,990	(1,914)	13,076
Current liabilities			
Borrowings	(730)	—	(730)
Trade and other payables	(532)	49	(483)
Other current liabilities	(38)	—	(38)
Total current liabilities	(1,300)	49	(1,251)
Non-current liabilities			
Borrowings	(5,966)	(1,590)	(7,556)
Deferred tax	(1,016)	(23)	(1,039)
Contract liabilities	(2,706)	2,706	—
Other non-current liabilities	(70)	(11)	(81)
Total non-current liabilities	(9,758)	1,082	(8,676)
Total liabilities	(11,058)	1,131	(9,927)
Total identifiable net assets	3,932	(783)	**3,149**
Goodwill	1,254	3,478	4,732
Total consideration transferred	5,186	2,695	**7,881**
Satisfied by:			
Cash consideration			7,881
Total consideration transferred			**7,881**

The fair values are considered provisional as at 30 September 2021 and are planned to be finalised in the Annual Report for the year ending 31 March 2022. The principal items outstanding are contingent or unrecorded liabilities, other intangible assets and related tax impacts.

43

National Grid 2021/22 Half Year Results Statement 44 7. Acquisitions (continued) The provisional goodwill arising from the acquisition represents the future expected growth in the WPD business, the benefits that are expected to be achieved as a result of the combination of the two businesses and the expertise of the management team acquired. No component of goodwill qualifies for recognition as separate tangible or intangible asset. The goodwill is not deductible for tax purposes and at the acquisition date, there were no material contingent liabilities. The fair value of trade and other receivables at 14 June 2021 was £267 million and includes trade receivables with a fair value of £215 million. The gross contractual amount for trade receivables due was £234 million, of which £19 million was expected to be uncollectible. Total acquisition-related costs of £91 million were recognised within other operating costs, within exceptional items and remeasurements in the consolidated income statement, of which £15 million was recognised in the year ended 31 March 2021 and £76 million in the period ended 30 September 2021. WPD generated revenues of £509 million and profit before tax of £220 million for the period from 14 June 2021 to 30 September 2021. If the acquisition had occurred on 1 April 2021, the Group's consolidated revenue and consolidated profit before tax from continuing operations for the six months ended 30 September 2021 would have been £7,298 million and £1,217 million respectively. Subsequent to the acquisition of WPD, the total consolidated Group goodwill is as follows: £m Opening balance at 1 April 2021 4,588 Acquisition of WPD 4,732 Exchange adjustments 103 Closing balance at 30 September 2021 9,423 8. Tax from continuing operations The tax charge from continuing operations for the six month period ended 30 September 2021 is £707 million (2020: £91 million), and before tax on exceptional items and remeasurements, is £148 million (2020: £63 million). It is based on management’s estimate of the weighted average effective tax rate by jurisdiction expected for the full year. The effective tax rate excluding tax on exceptional items and remeasurements is 16.7% (2020: 13.2%), which includes the impact of our share of post-tax results of joint ventures and associates. The half year effective tax rate before exceptional items and remeasurements primarily reflects seasonality of earnings in the US Group, whilst after exceptional items and remeasurements reflects both seasonality of earnings in the US Group and the impact of UK corporation tax rate change (see below). For the full year, we expect the Group's effective tax rate to be around 20% excluding tax on exceptional items and remeasurements. The effective tax rate for the year ended 31 March 2021 was 20.5% before exceptional items and remeasurements and 21.7% after exceptional items and remeasurements. In the Spring Budget 2021, the Government announced that from 1 April 2023 the UK corporation tax rate will increase to 25%, and this was substantively enacted on 24 May 2021. UK deferred tax balances have been remeasured at the enacted rate, with the impact of the change in rates recognised as an exceptional item (see note 4).

National Grid 2021/22 Half Year Results Statement

9. Earnings per share

Earnings per share (EPS), excluding exceptional items and remeasurements, are provided to reflect the adjusted profit subtotals used by the Group, as set out in note 1. The earnings per share calculations are based on profit after tax attributable to equity shareholders of the parent company which excludes non-controlling interests.

(a) Basic earnings per share

Six months ended 30 September	2021 Earnings £m	2021 EPS Pence	2020[1] Earnings £m	2020[1] EPS Pence
Profit after tax before exceptional items and remeasurements – continuing	737	20.7	415	11.9
Exceptional items and remeasurements after tax – continuing	(362)	(10.2)	76	2.1
Profit after tax from continuing operations attributable to the parent	**375**	**10.5**	491	14.0
Profit after tax before exceptional items and remeasurements – discontinued	260	7.3	111	3.1
Exceptional items and remeasurements after tax – discontinued	(161)	(4.5)	(1)	—
Profit after tax from discontinued operations attributable to the parent	**99**	**2.8**	110	3.1
Total profit after tax before exceptional items and remeasurements	997	28.0	526	15.0
Total exceptional items and remeasurements after tax	(523)	(14.7)	75	2.1
Total profit after tax attributable to the parent	**474**	**13.3**	601	17.1
		Millions		Millions
Weighted average number of shares – basic		**3,569**		3,513

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

(b) Diluted earnings per share

Six months ended 30 September	2021 Earnings £m	2021 EPS Pence	2020[1] Earnings £m	2020[1] EPS Pence
Profit after tax before exceptional items and remeasurements – continuing	737	20.6	415	11.8
Exceptional items and remeasurements after tax – continuing	(362)	(10.1)	76	2.1
Profit after tax from continuing operations attributable to the parent	**375**	**10.5**	491	13.9
Profit after tax before exceptional items and remeasurements – discontinued	260	7.3	111	3.1
Exceptional items and remeasurements after tax – discontinued	(161)	(4.6)	(1)	—
Profit after tax from discontinued operations attributable to the parent	**99**	**2.7**	110	3.1
Total profit after tax before exceptional items and remeasurements	997	27.9	526	14.9
Total exceptional items and remeasurements after tax	(523)	(14.7)	75	2.1
Total profit after tax attributable to the parent	**474**	**13.2**	601	17.0
		Millions		Millions
Weighted average number of shares – diluted		**3,584**		3,530

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

10. Dividends

	Pence per share	Cash dividend paid £m	Scrip dividend £m
Ordinary dividends			
Final dividend in respect of the year ended 31 March 2021	32.16	583	562
Interim dividend in respect of the year ended 31 March 2021[1]	17.00	348	249
Final dividend in respect of the year ended 31 March 2020[1]	32.00	1,065	54

1. Paid during the year ended 31 March 2021.

The Directors are proposing an interim dividend of 17.21 pence per share in respect of the year ending 31 March 2022. It will be paid on 19 January 2022 to shareholders who are on the register of members at 3 December 2021. A scrip dividend will be offered as an alternative. This would absorb approximately £622 million of shareholders' equity.

45

National Grid 2021/22 Half Year Results Statement

11. Property, plant and equipment

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost					
Cost at 1 April 2021	3,752	56,061	5,221	1,018	66,052
Exchange adjustments	48	756	52	17	873
Additions	13	390	2,169	30	2,602
Acquisition of WPD (note 7)	200	9,674	—	180	10,054
Disposals	(23)	(174)	—	(40)	(237)
Reclassifications	67	1,687	(1,791)	25	(12)
Reclassification to held for sale (note 6)	(313)	(8,575)	(556)	(248)	(9,692)
Cost at 30 September 2021	**3,744**	**59,819**	**5,095**	**982**	**69,640**
Accumulated depreciation					
Accumulated depreciation at 1 April 2021	(876)	(17,482)	—	(651)	(19,009)
Exchange adjustments	(9)	(164)	—	(10)	(183)
Depreciation charge for the period	(52)	(695)	—	(76)	(823)
Disposals	22	165	—	40	227
Reclassifications	(1)	(3)	—	1	(3)
Reclassification to held for sale (note 6)	192	4,453	—	205	4,850
Accumulated depreciation at 30 September 2021	**(724)**	**(13,726)**	**—**	**(491)**	**(14,941)**
Net book value at 30 September 2021	**3,020**	**46,093**	**5,095**	**491**	**54,699**

	Land and buildings £m	Plant and machinery £m	Assets in the course of construction £m	Motor vehicles and office equipment £m	Total £m
Cost					
Cost at 1 April 2020[1]	3,897	59,609	4,771	1,036	69,313
Exchange adjustments[1]	(82)	(1,263)	(73)	(28)	(1,446)
Additions	72	183	2,001	29	2,285
Disposals	—	(115)	(7)	(12)	(134)
Reclassifications[1]	65	1,146	(1,253)	22	(20)
Cost at 30 September 2020	**3,952**	**59,560**	**5,439**	**1,047**	**69,998**
Accumulated depreciation					
Accumulated depreciation at 1 April 2020[1]	(847)	(18,042)	—	(662)	(19,551)
Exchange adjustments[1]	13	273	—	17	303
Depreciation charge for the period	(46)	(657)	—	(58)	(761)
Disposals	(1)	108	—	11	118
Reclassifications	(1)	(3)	—	4	—
Accumulated depreciation at 30 September 2020	**(882)**	**(18,321)**	**—**	**(688)**	**(19,891)**
Net book value at 30 September 2020	**3,070**	**41,239**	**5,439**	**359**	**50,107**

1. Comparative amounts have been revised to reflect the prior year adjustments to property, plant and equipment, goodwill and deferred tax as described in note 1 to the Annual Report and Accounts for the year ended 31 March 2021.

46

National Grid 2021/22 Half Year Results Statement

12. Fair value measurement

Assets and liabilities measured at fair value

Included in the statement of financial position are certain financial assets and liabilities which are measured at fair value. The following table categorises these assets and liabilities by the valuation methodology applied in determining their fair value using the fair value hierarchy described on page 200 of the Annual Report and Accounts for the year ended 31 March 2021.

	30 September 2021				31 March 2021			
	Level 1 £m	**Level 2 £m**	**Level 3 £m**	**Total £m**	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets								
Investments held at FVTPL	1,670	—	311	1,981	1,768	—	240	2,008
Investments held at FVOCI[1]	105	458	—	563	99	416	—	515
Financing derivatives	—	391	—	391	—	942	—	942
Commodity contract derivatives	—	206	105	311	—	12	45	57
	1,775	1,055	416	3,246	1,867	1,370	285	3,522
Liabilities								
Financing derivatives	—	(618)	(133)	(751)	—	(584)	(183)	(767)
Commodity contract derivatives	—	(72)	(14)	(86)	—	(75)	(57)	(132)
Liabilities held at fair value	—	—	—	—	(682)	—	—	(682)
Contingent consideration[2]	—	—	(45)	(45)	—	—	(57)	(57)
	—	(690)	(192)	(882)	(682)	(659)	(297)	(1,638)
Total	1,775	365	224	2,364	1,185	711	(12)	1,884

1. Investments held includes instruments which meet the criteria of IFRS 9 or IAS 19.
2. Contingent consideration relates to the acquisition of National Grid Renewables Development LLC.

The estimated fair value of total borrowings using market values at 30 September 2021 is £46,868 million (31 March 2021: £34,676 million).

Our level 1 financial investments and liabilities held at fair value are valued using quoted prices from liquid markets.

Our level 2 financial investments held at fair value are valued using quoted prices for similar instruments in active markets, or quoted prices for identical or similar instruments in inactive markets. Alternatively, they are valued using models where all significant inputs are based directly or indirectly on observable market data.

Our level 2 financing derivatives include cross-currency, interest rate and foreign exchange derivatives. We value these derivatives by discounting all future cash flows by externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties. These derivatives can be priced using liquidly traded interest rate curves and foreign exchange rates, and therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 2 commodity derivatives include over-the-counter gas swaps and power swaps as well as forward physical gas deals. We value our contracts based on market data obtained from the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE) where monthly prices are available. We discount based on externally sourced market yield curves at the reporting date, taking into account the credit quality of both parties and liquidity in the market. Our commodity contracts can be priced using liquidly traded swaps. Therefore we classify our vanilla trades as level 2 under the IFRS 13 framework.

Our level 3 investments include equity instruments accounted for at fair value through profit and loss. These equity holdings are part of our corporate venture capital portfolio held by National Grid Partners and comprise a series of small, early stage unquoted investments where prices or valuation inputs are unobservable. These investments are either recently acquired or there have been recent funding rounds with third parties and therefore the valuation is based on the latest transaction price and any subsequent investment-specific adjustments.

47

National Grid 2021/22 Half Year Results Statement

12. Fair value measurement (continued)

Our level 3 investments also include our investment in Sunrun Neptune 2016 LLC, which is accounted for at fair value through profit and loss. The investment is fair valued by discounting expected cash flows using a weighted average cost of capital specific to Sunrun Neptune 2016 LLC.

Our level 3 financing derivatives include inflation-linked swaps, where the market is illiquid. In valuing these instruments we use in-house valuation models and obtain external valuations to support each reported fair value.

Our level 3 commodity contract derivatives primarily consist of our over-the-counter gas and power options and forward purchases of gas that we value using proprietary models. Derivatives are classified as Level 3 where significant inputs into the valuation technique are neither directly nor indirectly observable (including our own data, which are adjusted, if necessary, to reflect the assumptions market participants would use in the circumstances).

The impacts on a post-tax basis of reasonably possible changes in significant assumptions used in valuing assets and liabilities classified within level 3 of the fair value hierarchy are as follows:

	Financing derivatives within net debt (note 13)		Commodity contract derivatives		Other	
	2021	2020	**2021**	2020	**2021**	2020
Six months ended 30 September	**£m**	£m	**£m**	£m	**£m**	£m
10% increase in commodity prices	**—**	—	**16**	3	**—**	—
10% decrease in commodity prices	**—**	—	**(16)**	(2)	**—**	—
+10% market area price change	**—**	—	**2**	(5)	**—**	—
-10% market area price change	**—**	—	**(3)**	6	**—**	—
+20 basis point increase in Limited Price Index (LPI) market curve	**(56)**	(98)	**—**	—	**—**	—
-20 basis point decrease in LPI market curve	**54**	93	**—**	—	**—**	—
+50 basis points change in discount rate	**—**	—	**—**	—	**(4)**	(5)
-50 basis points change in discount rate	**—**	—	**—**	—	**6**	5

The impacts disclosed above were considered on a contract by contract basis with the most significant unobservable inputs identified. A reasonably possible change in assumptions for other level 3 assets and liabilities would not result in a material change in fair values.

The changes in fair value of our level 3 financial assets and liabilities in the six months to 30 September are presented below:

	Financing derivatives within net debt (note 13)		Commodity contract derivatives		Other[1]		Total	
	2021	2020	**2021**	2020	**2021**	2020	**2021**	2020
	£m	£m	**£m**	£m	**£m**	£m	**£m**	£m
At 1 April	**(183)**	(235)	**(12)**	2	**183**	137	**(12)**	(96)
Net (losses)/gains through the consolidated income statement for the period[2,3]	**(16)**	6	**68**	(9)	**50**	—	**102**	(3)
Purchases	**—**	—	**11**	—	**37**	9	**48**	9
Settlements	**—**	1	**24**	20	**(4)**	13	**20**	34
Reclassification to held for sale[4]	**66**	—	**—**	—	**—**	—	**66**	—
At 30 September[5]	**(133)**	(228)	**91**	13	**266**	159	**224**	(56)

1. Other comprises our investments in Sunrun Neptune 2016 LLC and the investments made by National Grid Partners, which are accounted for at fair value through profit and loss and the contingent consideration arising from the acquisition of National Grid Renewables Development LLC.
2. Losses of £16 million (2020: gains of £6 million) are attributable to derivative financial instruments held at the end of the reporting period.
3. Gains of £132 million (2020: gains of £10 million) are attributable to commodity contract derivative financial instruments held at the end of the reporting period.
4. These liabilities are held by the UK Gas business, the total balances for which can now be found in note 6 as held for sale.
5. There were no reclassifications in or out of level 3 (2020: none).

48

National Grid 2021/22 Half Year Results Statement

13. Net debt

Net debt is comprised as follows:

	30 September 2021 £m	31 March 2021 £m
Cash and cash equivalents	466	157
Current financial investments	2,288	2,342
Borrowings and bank overdrafts	(43,895)	(31,220)
Financing derivatives[1]	(360)	175
Net debt (net of related derivative financial instruments)	**(41,501)**	(28,546)

1. Includes £17 million liability (31 March 2021: £32 million liability) in relation to the hedging of capital expenditure and a deal-contingent foreign exchange forward contract liability of £18 million (31 March 2021: £9 million) in relation to the disposal of NECO. The cash flows related to these derivatives are included within investing activities and not financing activities in the consolidated cash flow statement.

The following table splits out the total derivative balances on the face of the consolidated statement of financial position by category:

	30 September 2021			31 March 2021		
	Assets £m	Liabilities £m	Total £m	Assets £m	Liabilities £m	Total £m
Financing derivatives	391	(751)	(360)	942	(767)	175
Commodity contract derivatives	311	(86)	225	57	(132)	(75)
Total derivative financial instruments	**702**	**(837)**	**(135)**	999	(899)	100

14. Changes in net debt

(a) Reconciliation of cash flow from liabilities within net debt to cash flow statement

	Cash and cash equivalents £m	Financial investments £m	Borrowings[1] £m	Financing derivatives £m	Total £m
At 1 April 2021	157	2,342	(31,220)	175	(28,546)
Cash flows	280	(60)	(9,040)	25	(8,795)
Fair value gains and losses	—	4	57	(147)	(86)
Foreign exchange movements	1	18	(327)	—	(308)
Interest income/(charge)	—	2	(535)	(21)	(554)
Lease additions	—	—	(29)	—	(29)
Acquisition of WPD (note 7)	37	69	(8,286)	26	(8,154)
Reclassification to held for sale (note 6)[2]	(9)	(87)	5,485	(418)	4,971
At 30 September 2021	**466**	**2,288**	**(43,895)**	**(360)**	**(41,501)**

(b)

	Cash and cash equivalents £m	Financial investments £m	Borrowings[1] £m	Financing derivatives £m	Total £m
At 1 April 2020	73	1,998	(30,794)	133	(28,590)
Cash flows	93	(681)	(1,055)	23	(1,620)
Fair value gains and losses	—	14	—	84	98
Foreign exchange movements	(2)	(23)	397	183	555
Interest income/(charge)	—	7	(482)	5	(470)
Lease additions	—	—	(88)	—	(88)
At 30 September 2020	164	1,315	(32,022)	428	(30,115)

1. Included within borrowings are lease liabilities amounting to £667 million (30 September 2020: £735 million).
2. Reclassification to held for sale represents the opening net debt position of the UK Gas Transmission business. The closing net debt position of the UK Gas Transmission business is disclosed in Note 6.

49

National Grid 2021/22 Half Year Results Statement

14. Changes in net debt (continued)

(c) Reconciliation of cash flows from financing liabilities to cash flow statement

	30 September 2021 Borrowings and other £m	30 September 2021 Financing derivatives £m	30 September 2020 Borrowings and other £m	30 September 2020 Financing derivatives £m
Cash flows per financing activities section of cash flow statement:				
Proceeds received from loans	**10,452**	**—**	3,506	—
Repayment of loans	**(426)**	**—**	(911)	—
Payments of lease liabilities	**(53)**	**—**	(66)	—
Net movements in short-term borrowings	**(507)**	**—**	(1,046)	—
Cash inflows on derivatives	**—**	**4**	—	50
Cash outflows on derivatives	**—**	**(7)**	—	(28)
Interest paid	**(435)**	**(15)**	(441)	(4)
Cash flows per financing activities section of cash flow statement	**9,031**	**(18)**	1,042	18
Adjustments:				
Non-net debt-related items	**9**	**—**	13	—
Derivative cash outflow in relation to capital expenditure	**—**	**(7)**	—	(1)
Derivative cash inflows per investing section of cash flow statement	**—**	**—**	—	41
Derivative cash outflows per investing section of cash flow statement	**—**	**—**	—	(81)
Cash flows relating to financing liabilities within net debt	**9,040**	**(25)**	1,055	(23)
Analysis of changes in net debt:				
Borrowings	**9,040**	**—**	1,055	—
Financing derivatives	**—**	**(25)**	—	(23)
Cash flow movements relating to financing liabilities within net debt	**9,040**	**(25)**	1,055	(23)

(d) Reconciliation of changes in liabilities arising from financing activities

The table below reconciles changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the statement of cash flows within financing activities. As a result we have separately disclosed the reconciliation below, excluding derivatives associated with our net investment hedges and derivatives associated with the hedging of capital expenditure, given that they are both classified in the consolidated cash flow statement within investing activities.

	Borrowings £m	Financing derivatives £m	Total £m
At 1 April 2021	**(31,220)**	**96**	**(31,124)**
Cash flows	**(9,040)**	**18**	**(9,022)**
Fair value gains and losses	**57**	**17**	**74**
Foreign exchange movements	**(327)**	**—**	**(327)**
Interest (charges)/income	**(535)**	**(19)**	**(554)**
Lease additions	**(29)**	**—**	**(29)**
Acquisition of WPD (note 7)	**(8,286)**	**26**	**(8,260)**
Reclassification to held for sale (note 6)[1]	**5,485**	**(420)**	**5,065**
At 30 September 2021	**(43,895)**	**(282)**	**(44,177)**

1. Reclassification to held for sale represents the opening net debt position of the UK Gas Transmission business. The closing net debt position of the UK Gas Transmission business is disclosed in Note 6.

	Borrowings £m	Financing derivatives £m	Total £m
At 1 April 2020	(30,794)	228	(30,566)
Cash flows	(1,055)	(19)	(1,074)
Fair value gains and losses	—	168	168
Foreign exchange movements	397	—	397
Interest (charges)/income	(482)	6	(476)
Lease additions	(88)	—	(88)
At 30 September 2020	(32,022)	383	(31,639)

50

National Grid 2021/22 Half Year Results Statement 51 15. Borrowing facilities To support our liquidity requirements and provide backup to commercial paper and other borrowings, we agree loan facilities with financial institutions over and above the value of borrowings that may be required. Our total facility amounts are listed below. 30 September 2021 31 March 2021 £m £m Committed borrowing facilities expiring: Less than 1 year — — In 1 to 2 years1 1,445 1,668 In 2 to 3 years 4,132 534 In 3 to 4 years 1,605 1,718 In 4 to 5 years — 1,605 More than 5 years — — 7,182 5,525 1. Includes facilities that have been drawn totalling £306 million (31 March 2021: £nil) Of the facilities as at 30 September 2021, £7,065 million (31 March 2021: £5,410 million) are held for liquidity purposes, while £117 million (31 March 2021: £115 million) is available as backup to specific US borrowings. Included in the table above within three to four years is a facility of £350 million related to National Grid Gas plc, a company treated as held for sale. In addition, we have the following facilities which are not included in the table above: • For the separately regulated business of National Grid Electricity System Operator Limited, the Group has a facility of £550 million (31 March 2021: £550 million), of which £550 million (31 March 2021: £550 million) is undrawn. This facility is not available as Group general liquidity support. • The Group continues to have access to Export Credit Agreements (ECAs) funding specific projects, of which £417 million (31 March 2021: £446 million) is undrawn. • The Group entered into a loan facility in relation to the acquisition of WPD of £8,250 million, of which £8,179 million has been drawn, with no further drawdown available (31 March 2021: Undrawn). The bridge facility allows for the extension of the facility maturity date up to September 2023 but includes a requirement that the proceeds of the sale of NECO and the proposed sale of a majority stake in the UK Gas Transmission business are applied to repay the facility. 16. Pensions and other post-retirement benefit obligations 30 September 2021 31 March 2021 £m £m Present value of funded obligations (25,785) (23,283) Fair value of plan assets 27,733 24,388 1,948 1,105 Present value of unfunded obligations (344) (324) Other post-employment liabilities (55) (66) Net defined benefit asset 1,549 715 Presented in consolidated statement of financial position: Assets 2,542 1,747 Liabilities (993) (1,032) Net defined benefit asset 1,549 715 Key actuarial assumptions 30 September 2021 31 March 2021 Discount rate – UK past service 2.00% 2.00 % Discount rate – US 3.00% 3.25 % Rate of increase in RPI – UK past service 3.30% 3.15%

National Grid 2021/22 Half Year Results Statement 52 16. Pensions and other post-retirement benefit obligations (continued) The net pensions and other post-retirement benefit obligations position, as recorded under IAS 19, at 30 September 2021 was an asset of £1,549 million (31 March 2021: £715 million asset). The movement of £834 million includes the addition of a pension asset of £566 million on the acquisition of WPD offset by the transfer to assets held for sale of a pension asset of £448 million relating to Section B of the National Grid UK Pension Scheme. The net impact of actuarial gains and losses of £684 million (continuing £593 million; discontinued £91 million) have been reflected within the consolidated statement of comprehensive income. These consist of a £1,488 million gain relating to asset performance which reflects returns on assets, both in the UK and US, being more than the discount rate at the beginning of the year. Changes in actuarial assumptions, primarily movements in discount rates and inflation, led to an increase in liabilities of £673 million (an increase in UK and US liabilities of £297 million and £376 million respectively), which reflected decreases in corporate bond yields in the US and increased inflation assumptions in the UK. Experience losses amounted to £131 million. In addition, employer contributions of £174 million were paid over the accounting period. The pension surpluses in both the UK and the US of £1,624 million and £918 million respectively (31 March 2021: £1,109 million and £638 million) continue to be recognised as assets under IFRIC 14 as explained on page 177 of the Annual Report and Accounts for the year ended 31 March 2021. 17. Commitments and contingencies At 30 September 2021, there were commitments for future capital expenditure contracted but not provided for of £3,143 million (30 September 2020: £3,137 million), which includes continuing and discontinued operations. We also have other commitments relating primarily to commodity purchase contracts and contingencies in the form of certain guarantees and letters of credit. These commitments and contingencies are described in further detail in note 30 to the Annual Report and Accounts for the year ended 31 March 2021. Litigation and claims Through the ordinary course of our operations, we are party to various litigation, claims and investigations. These include ongoing inquiries by US state regulators following criminal allegations of fraud against five former employees. We do not expect the ultimate resolution of any proceedings to have a material adverse effect on our results of operations, cash flows or financial position. 18. Exchange rates The consolidated results are affected by the exchange rates used to translate the results of our US operations and US dollar transactions. The US dollar to pound sterling exchange rates used were: 30 September 2021 2020 Year ended 31 March 2021 Closing rate applied at period end 1.35 1.29 1.38 Average rate applied for the period 1.39 1.27 1.34 19. Related party transactions Related party transactions in the six months ended 30 September 2021 were substantially the same in nature to those disclosed in note 31 of the Annual Report and Accounts for the year ended 31 March 2021. There were no other related party transactions in the period that have materially affected the financial position or performance of the Group.

National Grid 2021/22 Half Year Results Statement 53 Principal risks and uncertainties When preparing the half year financial information the risks as reported in the Annual Report and Accounts for the year ended 31 March 2021 (principal risks on pages 25-27 and inherent risks on pages 236-239) were reviewed to ensure that the disclosures remained appropriate and adequate. In September 2021, based on the latest risk assessment and due to coverage within the other principal risks, the Board retired and/or de-escalated the principal risks related to disruptive forces and data management. Below is a summary of our key risks as at 30 September 2021: People risks: • Failure to build capability and leadership capacity (including effective succession planning) required to deliver our vision and strategy. Strategic risks: • Failure to identify and/or deliver upon actions necessary to address the physical and transitional impacts of climate change on our business and demonstrate our leadership of climate change within the energy sector; • Failure to identify and respond to shifts in societal and political expectations and perceptions. Operational risks: • Failure to prepare and respond to significant disruptive factors caused by the COVID-19 pandemic; • Catastrophic cyber incident caused by the abuse of our digital systems because of a malicious action by an external or internal party; • Catastrophic asset failure results in a significant safety and/or environmental event; • Failure to predict and respond to a significant disruption of energy; • Failure to successfully execute the sale of NECO, the proposed sale of our UK Gas Transmission business, and the integration of WPD. Compliance Risk • Failure to influence future energy policies and secure satisfactory regulatory outcomes.

National Grid 2021/22 Half Year Results Statement 54 Statement of Directors’ Responsibilities The half year financial information is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year financial information in accordance with the Disclosure and Transparency Rules (DTR) of the United Kingdom’s Financial Conduct Authority. The Directors confirm that to the best of their knowledge: a) the condensed consolidated interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board and as adopted by the United Kingdom; b) the half year management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and c) the half year management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein). The Directors of National Grid plc are listed in the Annual Report and Accounts for the year ended 31 March 2021, with the exception of the changes in the period which are listed on page 7. By order of the Board …………………….. …………………….. John Pettigrew Andy Agg 17 November 2021 17 November 2021 Chief Executive Chief Financial Officer

National Grid 2021/22 Half Year Results Statement 55 INDEPENDENT REVIEW REPORT TO NATIONAL GRID PLC We have been engaged by the Company to review the condensed consolidated interim financial statements in the half year results statement for the six months ended 30 September 2021 which comprise the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of financial position, the consolidated statement of changes in equity, the consolidated cash flow statement and related notes 1 to 19. We have read the other information contained in the half year results statement and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements. Directors’ responsibilities The half year results statement is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half year results statement in accordance with the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with United Kingdom adopted International Financial Reporting Standards. The condensed consolidated interim financial statements included in this half year results statement have been prepared in accordance with United Kingdom adopted International Accounting Standard 34 ‘Interim Financial Reporting’. Our responsibility Our responsibility is to express to the Company a conclusion on the condensed consolidated interim financial statements in the half year results statement based on our review. Scope of review We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Financial Reporting Council for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements in the half year results statement for the six months ended 30 September 2021 are not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules of the United Kingdom’s Financial Conduct Authority. Use of our report This report is made solely to the company in accordance with International Standard on Review Engagements (UK and Ireland) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed. Deloitte LLP Statutory Auditor London, United Kingdom 17 November 2021

National Grid 2021/22 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations

Within the Half Year Results Statement, a number of financial measures are presented. Some of these measures have been categorised as alternative performance measures (APMs), as per the European Securities and Markets Authority (ESMA) guidelines and the Securities and Exchange Commission (SEC) conditions for use of non-IFRS Financial Measures.

An APM is a financial measure of historical or future financial performance, financial position, or cash flows, other than a financial measure defined under IFRS. The Group uses a range of these measures to provide a better understanding of its underlying performance. APMs are reconciled to the most directly comparable IFRS financial measure where practicable.

The Group has defined the following financial measures as APMs derived from IFRS within the Half Year Results Statement: net revenue, the various adjusted operating profit, earnings and earnings per share metrics detailed in the 'adjusted profit measures' section below and capital investment. For each of these we present a reconciliation to the most directly comparable IFRS measure, and where relevant, comparative amounts have been re-presented to reflect the new operating model.

Net revenue

'Net revenue' is revenue less pass-through costs, such as system balancing costs, and gas and electricity commodity costs in the US. Pass-through costs are fully recoverable from our customers and are recovered through separate charges that are designed to recover those costs with no profit. Any over- or under-recovery of these costs is returned to, or recovered from, our customers.

	2021			2020[1]		
	Gross revenue	**Pass-through costs**	**Net revenue**	Gross revenue	Pass-through costs	Net revenue
Six months ended 30 September	**£m**	**£m**	**£m**	£m	£m	£m
UK Electricity Transmission	**1,037**	**(100)**	**937**	940	(53)	887
UK Electricity Distribution	**509**	**(38)**	**471**	—	—	—
UK Electricity System Operator	**1,146**	**(985)**	**161**	948	(902)	46
New England	**1,686**	**(778)**	**908**	1,839	(772)	1,067
New York	**1,971**	**(691)**	**1,280**	1,903	(546)	1,357
NGV and Other	**596**	**—**	**596**	440	—	440
Sales between segments	**(4)**	**—**	**(4)**	(6)	—	(6)
Total from continuing operations	**6,941**	**(2,592)**	**4,349**	6,064	(2,273)	3,791

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

Adjusted profit measures:

In considering the financial performance of our business and segments, we use various adjusted profit measures in order to aid comparability of results year-on-year. The various measures are presented on page 11 and reconciled below.

Adjusted results, also referred to as Headline results: These exclude the impact of exceptional items and remeasurements that are treated as discrete transactions under IFRS and can accordingly be classified as such. This is a measure used by management that forms part of the incentive target set annually for remunerating certain Executive Directors and further details of these items are included in note 4.

Underlying results: Further adapts our adjusted results to take account of volumetric and other revenue timing differences arising due to the in-year difference between allowed and collected revenues, including revenue incentives, as governed by our rate plans in the US or regulatory price controls in the UK (but excluding totex-related allowances and adjustments). As defined on page 32 of the Annual Report and Accounts for the year ended 31 March 2021, major storm costs are costs (net of certain deductibles) that are recoverable under our US rate plans but expensed as incurred under IFRS. Where the total incurred costs (after deductibles) exceed $100 million in any given year we also exclude the net amount from underlying earnings.

Constant currency: 'Constant Currency Basis' refers to the reporting of the actual results against the results for the same period last year which, in respect of any US dollar currency-denominated activity, have been translated using the weighted average US dollar exchange rate for the six months ended 30 September 2021, which was $1.39 to £1.00. The weighted average rate for the six months ended 30 September 2020, was $1.27 to £1.00. Assets and liabilities as at 30 September 2021 have been retranslated at the closing rate at 30 September 2021 of $1.35 to £1.00. The closing rate for the balance sheet date 31 March 2021 was $1.38 to £1.00.

56

National Grid 2021/22 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of Statutory, Adjusted and Underlying Profits and Earnings – At actual exchange rates – Continuing operations

Six months ended 30 September 2021	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	541	9	550	2	—	552
UK Electricity Distribution	281	—	281	(24)	—	257
UK Electricity System Operator	50	13	63	(14)	—	49
New England	252	(126)	126	121	—	247
New York	321	(199)	122	19	—	141
NGV and Other	47	114	161	—	—	161
Total operating profit	1,492	(189)	1,303	104	—	1,407
Net finance costs	(450)	(25)	(475)	—	—	(475)
Share of post -tax results of JVs and associates	41	17	58	—	—	58
Profit before tax	1,083	(197)	886	104	—	990
Tax	(707)	559	(148)	(29)	—	(177)
Profit after tax	376	362	738	75	—	813

Six months ended 30 September 2020[1]	Statutory £m	Exceptionals and remeasurements £m	Adjusted £m	Timing £m	Major storm costs £m	Underlying £m
UK Electricity Transmission	509	—	509	(22)	—	487
UK Electricity Distribution	—	—	—	—	—	—
UK Electricity System Operator	(32)	—	(32)	69	—	37
New England	192	(25)	167	30	—	197
New York	239	(63)	176	10	—	186
NGV and Other	52	—	52	—	—	52
Total operating profit	960	(88)	872	87	—	959
Net finance costs	(407)	(24)	(431)	—	—	(431)
Share of post -tax results of JVs and associates	30	8	38	—	—	38
Profit before tax	583	(104)	479	87	—	566
Tax	(91)	28	(63)	(20)	—	(83)
Profit after tax	492	(76)	416	67	—	483

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

Reconciliation of Adjusted and Underlying Profits – At constant currency

			At constant currency			
Six months ended 30 September 2020[1]	Adjusted at actual exchange rate £m	Constant currency adjustment £m	Adjusted £m	Timing £m	Major Storm costs £m	Underlying £m
UK Electricity Transmission	509	—	509	(22)	—	487
UK Electricity Distribution	—	—	—	—	—	—
UK Electricity System Operator	(32)	—	(32)	69	—	37
New England	167	(14)	153	27	—	180
New York	176	(15)	161	9	—	170
NGV and Other	52	(2)	50	—	—	50
Total operating profit	872	(31)	841	83	—	924
Net finance costs	(431)	29	(402)	—	—	(402)
Share of post -tax results of JVs and associates	38	(1)	37	—	—	37
Profit before tax	479	(3)	476	83	—	559

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

57

National Grid 2021/22 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Earnings per share calculations from continuing operations – At actual exchange rates

The table below reconciles the profit after tax from continuing operations per the previous tables back to the earnings per share from continuing operations for each of the adjusted profit measures. Earnings per share is only presented for those adjusted profit measures that are at actual exchange rates, and not for those at constant currency.

Six months ended 30 September 2021	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	376	(1)	375	3,569	10.5
Adjusted (also referred to as Headline)	738	(1)	737	3,569	20.7
Underlying	813	(1)	812	3,569	22.8

Six months ended 30 September 2020[1]	Profit after tax	Non-controlling interest	Profit after tax attributable to the parent	Weighted average number of shares	Earnings per share
	£m	£m	£m	Number	Pence
Statutory	492	(1)	491	3,513	14.0
Adjusted (also referred to as Headline)	416	(1)	415	3,513	11.8
Underlying	483	(1)	482	3,513	13.7

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

Timing impacts from continuing operations

Under the Group's regulatory frameworks, the majority of the revenues that National Grid is allowed to collect each year are governed by a regulatory price control or rate plan. If National Grid collects more than this allowed level of revenue, the balance must be returned to customers in subsequent years, and if it collects less than this level of revenue, it may recover the balance from customers in subsequent years. These variances between allowed and collected revenues give rise to 'over and under-recoveries'. A number of costs in the UK and the US are pass-through costs (including commodity and energy efficiency costs in the US), and are fully recoverable from customers. Timing differences between costs of this type being incurred and their recovery through revenues are also included in over and under-recoveries. In the UK, timing differences include an estimation of the difference between revenues earned under revenue incentive mechanisms and associated revenues collected. UK timing balances and movements exclude adjustments associated with changes to controllable cost (totex) allowances or adjustments under the totex incentive mechanism. Opening balances of over and under-recoveries have been restated where appropriate to correspond with regulatory filings and calculations.

	UK Electricity Transmission	UK Electricity Distribution	UK Electricity System Operator	New England	New York	Total[1 2]
	£m	£m	£m	£m	£m	£m
31 March 2021 closing balance	(10)	—	(60)	(261)	458	127
Opening balance adjustments	10	—	(2)	2	2	12
Restated 1 April 2021 opening balance	—	—	(62)	(259)	460	139
Over/(under)-recovery	(2)	24	14	(121)	(19)	(104)
30 September 2021 closing balance to (recover)/return	**(2)**	**24**	**(48)**	**(380)**	**441**	**35**

	UK Electricity Transmission	UK Electricity Distribution	UK Electricity System Operator	New England	New York	Total[1 2]
	£m	£m	£m	£m	£m	£m
31 March 2020 closing balance	(56)	—	75	(253)	471	237
Opening balance adjustments	—	—	(1)	—	—	(1)
Restated 1 April 2020 opening balance	(56)	—	74	(253)	471	236
Over/(under)-recovery	22	—	(69)	(27)	(9)	(83)
30 September 2020 closing balance to (recover)/return	**(34)**	**—**	**5**	**(280)**	**462**	**153**

1. The closing balances as at 30 September 2021 and 30 September 2020 would have been £37 million and £159 million respectively had the closing exchange rates been used.
2. Comparative amounts have been re-presented to reflect the new operating segments.

58

National Grid 2021/22 Half Year Results Statement

Alternative performance measures/non-IFRS reconciliations (continued)

Reconciliation of APMs for discontinued operations

Statutory operating profit for discontinued operations for the six months ended 30 September 2021 was £387 million (2020: £175 million). This included £3 million of exceptional items in the current period. Adjusted operating profit for the six months ended 30 September 2021 was £390 million (2020: £175 million), this includes a net timing over-recovery of £58 million (2020: £13 million under-recovery). Operating profit excluding timing and exceptional items for discontinued operations for the six months ended 30 September 2021 was £332 million (2020: £188 million).

Gross revenue (including sales to other segments) for discontinued operations for the six months ended 30 September 2021 was £716 million (2020: £476 million). After deducting pass-through costs of £126 million (2020: £100 million), net revenue for discontinued operations for the six months ended 30 September 2021 was £590 million (2020: £376 million).

Capital investment

'Capital investment' or 'investment' refers to additions to plant, property and equipment and intangible assets, and contributions to joint ventures and associates, other than the St William Homes LLP joint venture. In addition, we include the total consideration paid for the acquisition of businesses. We also include the Group's investments by National Grid Partners during the period (which are classified for IFRS purposes as non-current financial assets on the Group consolidated statement of financial position).

Investments made to our St William Homes LLP arrangement are excluded based on the nature of this joint venture arrangement. We typically contribute property assets to the joint venture in exchange for cash and accordingly do not consider these transactions to be in the nature of capital investment.

	At actual exchange rates			At constant currency		
	2021	2020[1]		**2021**	2020[1]	
Six months ended 30 September	**£m**	£m	% change	**£m**	£m	% change
UK Electricity Transmission	**587**	501	17 %	**587**	501	17 %
UK Electricity Distribution	**315**	—	— %	**315**	—	—
UK Electricity System Operator	**65**	47	38 %	**65**	47	38 %
New England	**700**	773	(9)%	**700**	707	(1)%
New York	**851**	847	— %	**851**	775	10 %
NGV and Other	**196**	235	(17)%	**196**	233	(16)%
Group capital expenditure - continuing	**2,714**	2,403	13 %	**2,714**	2,263	20 %
Discontinued operations	**131**	95	38 %	**131**	95	38 %
Group capital expenditure - total	**2,845**	2,498	14 %	**2,845**	2,358	21 %

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation and the new operating segments.

	2021	2020[1]	
Six months ended 30 September – at actual exchange rates	**£m**	£m	% change
Capital expenditure	**2,714**	2,403	13 %
Equity investment, funding contributions and loans to joint ventures and associates	**89**	52	71 %
Increase in financial assets (National Grid Partners)	**37**	10	270 %
Group capital investment - continuing	**2,840**	2,465	15 %
Discontinued operations	**131**	95	38 %
Group capital investment - total	**2,971**	2,560	16 %

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

	2021	2020[1]	
Six months ended 30 September – at constant currency	**£m**	£m	% change
Capital expenditure	**2,714**	2,263	20 %
Equity investment, funding contributions and loans to joint ventures and associates	**89**	47	89 %
Increase in financial assets (National Grid Partners)	**37**	10	270 %
Group capital investment - continuing	**2,840**	2,320	22 %
Discontinued operations	**131**	95	38 %
Group capital investment - total	**2,971**	2,415	23 %

1. Comparative amounts have been re-presented to reflect the classification of the UK Gas Transmission business as a discontinued operation.

59